Exhibit 99.2

Stantec

Management Information Circular

March 20, 2014

Design with community in mind

STN
TSX·NYSE

Table of Contents

Invitation to Shareholders	5
Notice of Annual and Special Meeting	7
Questions and Answers on Voting	8
Business of the Meeting	11
1 Financial Statements	11
2 Election of Directors	11
3 Appointment of Auditor	11
4 Rescindment and Approval of Bylaws	12
5 Approval of Stantec Long-Term Incentive Plan	13
6 Nonbinding Advisory Vote on Executive Compensation	14
Nominees for Election to Board of Directors	15
Director Compensation	22
Compensation Philosophy and Approach	22
Components of Compensation	22
Directors’ Total Compensation for 2013	24
Board of Directors Information	25
Role and Duties of the Board of Directors	25
Corporate Governance Practices	26
Composition of the Board	27
Serving on Our Board	29
Committee Reports	32
Audit and Risk Committee	32
Corporate Governance and Compensation Committee	34
Executive Compensation Overview	36
Letter from the Corporate Governance and Compensation Committee	36
Executive Compensation Overview for 2014	38
Compensation Discussion and Analysis	41
2013 Compensation Details	51
Stantec Long-Term Incentive Plan	55
Overview of the Plan	55
Awards Available under the Plan	58
Additional Plan Terms	62
Awards Granted under the Plan	62
Additional Information	63
Currency	63
Interest of Certain Persons in Matters to be Acted Upon	63
2014 Shareholder Proposals	63
Continuous Disclosure	63
Shareholder Feedback	64
Directors’ Approval	64
Schedule A - Bylaw No. 2	65
Schedule B - Stantec Long-Term Incentive Plan	85
Schedule C - Activities of the Audit and Risk Committee in 2013	107
Schedule D - Activities of the Corporate Governance and Compensation Committee in 2013	109
Schedule E - Stantec Employee Share Option Plan Information	111

2	2014 Management Information Circular

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

Stantec Inc. 3

Design with community
in mind. This is our promise.

4 2014 Management Information Circular

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual and special meeting of shareholders of Stantec Inc. Details of the meeting are as follows:

Date:	Thursday, May 15, 2014

Time:	10:30 AM (MDT)

Place:	MacEwan University
CN Theatre, Room 5-142
10500 – 104 Avenue Edmonton, Alberta

For your convenience, we also offer the meeting through the Internet. The presentation will be broadcast live and archived under the Investors section on our website at www.stantec.com.

During the meeting, we will review the Company’s 2013 operating and financial performance and outline our strategy going forward.

Enclosed in this package are the Notice of Meeting, proxy form, and Management Information Circular. Please return the proxy form as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram Keith, Chair	Bob Gomes, P. Eng.
Board of Directors	President & CEO

Stantec Inc.	5

We achieve success by living our values, which also drive our strategy.

We Put People First
We will evolve by attracting talent and developing our people. We will engage and develop leadership and focus on a diverse and inclusive work environment.

We Do What Is Right

Our high standard of business practices is articulated in our project management frameworks, code of ethics, and policies and practices. Working with integrity is a promise we make to our clients, colleagues, and shareholders.

We Are Better Together When we combine our strengths, we truly reach our full potential as an organization and as a trusted advisor to our clients.

We Are Driven To Achieve
Achievement at every level begins and ends with a firm commitment to being the best that we can be. We are committed to being a top 10 global design firm and plan on achieving an average compound growth rate of 15%.

6	2014 Management Information Circular

Notice of Annual

and Special Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual and special meeting of shareholders on Thursday, May 15, 2014, at 10:30 AM (MDT) in the CN Theatre, Room 5-142, MacEwan University, 10500 – 104 Avenue, Edmonton, Alberta. The meeting will be held to:

1	Receive Stantec’s financial statements for the financial year ended December 31, 2013, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a resolution to rescind Bylaw No. 1 of Stantec and to adopt Bylaw No. 2

5	Consider a resolution to approve a new long-term incentive plan for Stantec

6	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

7	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2013 audited financial statements are included in our 2013 Annual Report, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 20, 2014, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 20, 2014

Stantec Inc.	7

Questions and

Answers on Voting

Q. Who can attend and vote at the meeting?

If you hold common shares of Stantec as of the close of business on March 20, 2014, you have the right to attend the meeting and cast one vote for each common share that you hold.

Q. What items of business am I voting on?

You will be voting on:

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	The rescindment of Bylaw No. 1 and the adoption of Bylaw No. 2

•	The approval of a new Long-Term Incentive Plan

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this circular for more information on these matters.

Q. Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if:

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at 1-800-564-6253 (North America) or 1-514-982-7555 (International).

Q. How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote in any of the following ways:

A.     By Proxy:

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number shown on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Mail or hand delivery: Complete, sign, date, and return your proxy form in the envelope provided.

•	Appoint another person to attend the meeting to vote your shares for you: You can appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided for that purpose. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting. When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

B.     In Person:

Do not complete or return your proxy form; instead, simply attend the meeting, where your vote will be taken and counted. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

8	2014 Management Information Circular

Q. How can I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive at the meeting, please register with a Computershare representative before entering the meeting.

Q. How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Mail or hand delivery: Complete your proxy form following the instructions on it, and return it by mail or delivery.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted at the meeting.

Q. What does it mean to vote by proxy?

Voting by proxy means that you are giving the person or people named on your proxy form or voting instruction form the authority to vote your shares for you at the meeting according to your instructions. A proxy form or voting instruction form has been included with this circular.

Q. Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including the costs of mailing materials to our objecting beneficial owners) will be borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

Q. How will my shares be voted if I return my proxy form?

By completing and returning a proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on in accordance with your instructions. Note: If you have appointed Aram H. Keith or Robert J. Gomes as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR approving the rescindment of Bylaw No. 1 and the adoption of Bylaw No. 2

•	FOR approving the Company’s new Long-Term Incentive Plan

•	FOR accepting Stantec’s approach to executive compensation

If you are appointing someone else to vote your shares for you at the meeting, your proxy holder will vote your shares as he or she sees fit according to your voting instructions.

Q. What happens if there are amendments, variations, or other matters brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 20, 2014, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Stantec Inc.	9

Q. What is the deadline to return my proxy?

Regardless of the voting method you choose, your proxy form must be received before 10:30 AM (MDT) on Tuesday, May 13, 2014. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare by 10:30 AM (MDT) on May 13, 2014 or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting. You may also revoke your proxy by delivering a revocation of proxy to the registered office of Stantec, to the attention of Stantec’s corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6, any time up to 10:30 AM (MDT) on May 14, 2014, or if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

You may also revoke your proxy and vote in person at the meeting or any adjournment or postponement thereof by delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and you have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 10:30 AM (MDT) on May 13, 2014 or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

Q. How many shares are entitled to vote at the meeting?

As of March 20, 2014, the Company had 46,669,973 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

Q. What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting are needed for approval of each item.

Q. Is my vote by proxy confidential?

Under normal conditions, confidentiality of voting is maintained because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost for any proxy if a question arises about its validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Q. Who are the principal shareholders of the Company?

As at December 31, 2013, Fidelity (comprised of Fidelity Management & Research Company; Pyramis Global Advisors, LLC; Pyramis Global Advisors Trust Company; Strategic Advisers Incorporated; FIL Limited, and certain of its affiliates) held 6,052,015 common shares, representing 13.04% of the voting shares of Stantec.

10	2014 Management Information Circular

Business of the Meeting

1 Financial Statements

Our consolidated financial statements for the year ended December 31, 2013, together with the auditors’ report on those statements, will be placed before the meeting. Our financial statements are contained in our 2013 Annual Report, which is available on our website at www.stantec.com and on SEDAR at www.sedar.com. Our Form 40-F is available on EDGAR at www.sec.gov. You may obtain a free copy of any of these documents by making a request to our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

2 Election of Directors

Nine directors will stand for election at the meeting. All of the people nominated for election as directors are currently members of our board. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees are as follows:

Douglas K. Ammerman	David L. Emerson	Delores M. Etter

Anthony P. Franceschini	Robert J. Gomes	Susan E. Hartman

Aram H. Keith	Donald J. Lowry	Ivor M. Ruste

We believe that each person nominated is well qualified to be a director of Stantec. Each one has confirmed his or her willingness to serve if elected. The nominees’ qualifications and backgrounds are listed in the Nominees for Election to Board of Directors section of this circular.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee who receives a greater number of votes “withheld” than votes “for” his or her election as a director to submit his or her resignation to the Corporate Governance and Compensation Committee of the board promptly following certification of the shareholder vote. The Corporate Governance and Compensation Committee will consider the resignation and recommend to the board whether or not to accept it. The board expects that resignations will be accepted unless extraordinary circumstances warrant a contrary decision. We will promptly publicly disclose the board’s decision and publish that decision in a periodic or current report filed on SEDAR at www.sedar.com.

We recommend that you vote FOR the election of the nominees. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of the nominees listed above.

3 Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Accountants, be reappointed as our auditor for the 2014 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR such appointment.

Stantec Inc.	11

4 Rescindment and Approval of Bylaws

At the meeting, shareholders will be asked to consider and, if they think it advisable, to approve the rescindment of Bylaw No. 1 of the Company and the adoption of Bylaw No. 2. Stantec’s bylaws have not been updated since 2005. Given the passage of time, our current bylaws do not reflect recent developments in applicable law and the evolution of our Company. The updated bylaws are intended to improve alignment with the Canada Business Corporations Act (the Act) and prevailing market standards.

The following is a summary of the material differences between Bylaw No. 1 and Bylaw No. 2, and the full text of Bylaw No. 2 can be found in Schedule A to this circular:

Proposed Alteration Adoption of an Advance Notice Policy (Section 4.4 in Bylaw No. 2)

The purpose of this policy is to ensure that all shareholders, including those participating by proxy, receive reasonable notice and information about nominated directors so that they can make informed voting decisions.

To ensure orderly and efficient shareholder meetings, this policy outlines a structured and transparent approach for nominating directors. Shareholders must give us timely notice about any directors that they propose to nominate to the board. To be timely, a shareholder’s notice must be received by Stantec:

•       Not earlier than 65 days and not later than 30 days before the meeting date for an annual general meeting

•       Not later than 15 days after the day the Company makes a public announcement of a special meeting (provided the special meeting is not also an annual general meeting)

Shareholders who wish to nominate a director pursuant to this policy must provide certain information about the nominee (similar to the information that Stantec is required to disclose about directors in its Management Information Circular). This includes, but is not limited to, information about the director nominee’s relevant education and experience, and whether or not the proposed director is independent.

Amendment to Canadian Residency Requirements (Section 4.2 in Bylaw No. 2)

Our current bylaws require that at least 50% of our directors be Canadian residents. Subject to the Act, Bylaw No. 2 will reduce the minimum Canadian residency requirement of our board to 25%. This change relaxes restrictions on our business and is reflective of the current requirements of the Act. Reducing the Canadian residency requirement of our board means we have a broader and deeper pool to draw qualified candidates from. In turn, we can find candidates who are the best fit to represent the interests of our shareholders and can continue to improve performance and create shareholder value.

Quorum for Shareholder and Board Meetings (Sections 4.19 and 10.12 in Bylaw No. 2)

Our current bylaws provide that the quorum for the transaction of business at a meeting of:

•        Shareholders is two persons who hold, or represent by proxy, voting shares

•        Directors is six persons, or a greater or lesser number if the directors so determine

Consistent with best corporate governance practices, Bylaw No. 2 sets the quorum for shareholder meetings at two persons who hold, or represent by proxy, shares that together represent at least 25% of the outstanding shares of the Company. The bylaw also prohibits directors from setting the quorum for board meetings below 50% of the directors in office.

12	2014 Management Information Circular

Bylaw No. 2 was effective as of the board’s approval on February 26, 2014, but will cease to be effective unless approved by shareholders at the meeting. At the meeting, shareholders will be asked to vote on the following resolution:

Resolved that:

1	The rescindment of Bylaw No. 1 of the Company, and the adoption of Bylaw No. 2 in the form annexed as Schedule A to the Management Information Circular in respect of the May 15, 2014, annual and special meeting of shareholders, is hereby adopted and confirmed; and

2	Any officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of Stantec, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution and to do all such other acts as may be deemed necessary or desirable to carry out and give effect to the foregoing.

To pass, this resolution must be approved by a majority of the votes cast by shareholders who vote in person or by proxy at the meeting.

We recommend that you vote FOR the resolution approving the rescindment of the Company’s Bylaw No. 1 and the adoption of Bylaw No. 2. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the approval of this resolution.

5 Approval of Stantec Long-Term Incentive Plan

At the meeting, shareholders will be asked to consider and, if they think it advisable, to approve a resolution to establish the new Stantec Long-Term Incentive Plan (Stantec LTIP). A copy of this plan has been attached as Schedule B to this Management Information Circular.

The purpose of the plan is to strengthen the Company by providing an incentive to employees. We want to encourage employees to devote their abilities and industry to Stantec’s success. The Stantec LTIP provides the Company the opportunity to extend to eligible employees added long-term incentives through the grant of stock options, share appreciation rights, dividend equivalent rights, restricted share units, and performance awards; all of which are available compensation vehicles under the Stantec LTIP.

The Stantec LTIP authorizes up to a maximum of 2,500,000 of the Company’s common shares (representing 5.4% of our issued and outstanding shares as of March 20, 2014) to be granted as awards under the plan. Options granted under the Company’s existing employee share option plan will continue to be governed by the terms of the prior plan and related agreements. No additional options will be granted under the prior plan after the effective date of the Stantec LTIP.

A summary of the material terms of the Stantec LTIP is set out in the Stantec Long-Term Incentive Plan section of this circular, and the full text of the plan is attached as Schedule B.

The board also approved the grant of 401,963 stock options under the Stantec LTIP to certain Stantec employees effective March 4, 2014, subject to ratification by shareholders at the meeting (the 2014 Options). A description of the material terms of the 2014 Options is set out in this circular under the Stantec Long-Term Incentive Plan section, Awards Granted under the Plan heading.

On February 26, 2014, the board of Stantec resolved to establish and adopt the Stantec LTIP in the form attached as Schedule B to this circular, subject to approval by the shareholders of Stantec as required by the Toronto Stock Exchange, and approved the granting of the 2014 Options, subject to shareholder ratification. At the meeting, shareholders will be asked to vote on the following resolution:

Resolved that:

1	The Stantec Long-Term Incentive Plan in the form annexed as Schedule B to the Management Information Circular in respect of the May 15, 2014, annual and special meeting of shareholders is hereby approved;

2	The grant of the 2014 Options as disclosed in the Management Information Circular be and is hereby ratified; and

3	Any officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of Stantec, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution and to do all such other acts as may be deemed necessary or desirable to carry out and give effect to the foregoing.

Stantec Inc.	13

In order to be passed, this resolution requires the support of a majority of the votes cast at the meeting either in person or by proxy.

We recommend that you vote FOR the resolution approving the Stantec Long-Term Incentive Plan and ratifying the 2014 Option Grant. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

6 Nonbinding Advisory Vote on Executive Compensation

Our executive compensation philosophy, policies, and programs are designed to reinforce and strengthen our pay-for-performance culture—one that is driven to achieve long-term, sustained growth—by showing more clearly how we tie pay and performance together. Consistent with that approach, we believe that shareholders should have the opportunity to fully understand the objectives and philosophy that the board has used to make executive compensation decisions.

We strongly encourage you to review the Executive Compensation Overview section, beginning on page 36 of this Management Information Circular, before voting on this matter. Our Compensation Discussion and Analysis sets out our approach to executive compensation, what our named executive officers are paid, and how their level of compensation is determined. We invite any shareholder who has comments on our approach to executive compensation to forward these comments to Susan Hartman, the chair of the Corporate Governance and Compensation Committee, care of Paul Alpern, the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2014 annual and special meeting of shareholders.

Because this is an advisory vote, the results will not be binding upon the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and take them into consideration when reviewing the executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We confirm that our approach to this advisory resolution is consistent with the model “Say on Pay” Policy of the Canadian Coalition for Good Governance and establishes a framework for Stantec to conduct an annual nonbinding advisory vote on executive compensation by shareholders.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

14	2014 Management Information Circular

Nominees for Election to Board of Directors

The following tables set out information as of March 20, 2014, regarding the nominees for election to the board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 62 Laguna Beach, California United States Director since 2011 Independent

Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. He currently serves on the boards of directors of Fidelity National Financial, Remy International, William Lyon Homes, and El Pollo Loco.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit
	Remy International Inc. (NASDAQ-REMY)	Audit
	El Pollo Loco, Inc.	Audit
	William Lyon Homes Inc. (NYSE-WLH)	Audit
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$813,937

Stantec Inc.	15

David L. Emerson, PC Age: 68 Vancouver, British Columbia Canada Director since 2009 Independent

David Emerson is a corporate director, public policy advisor and senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada, including as Minister of Foreign Affairs, Minister of International Trade, and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was president and CEO of Canfor Corporation, president and CEO of the Vancouver International Airport Authority, and chairman and CEO of Canadian Western Bank. Mr. Emerson participates on a number of public policy advisory panels at the federal and provincial levels. He holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Government Affairs, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Maple Leaf Foods Inc. (chair) (TSX-MFI)	Governance; Environment, Health and Safety
	Finning International Inc. (TSX-FTT)	Governance (chair); Audit; Pension
	Timberwest Forest Corporation (chair) (TSX-TWF)	Governance
	New Gold Inc. (TSX-NGD)	Audit; Governance and Nominating
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,455,542

Delores M. Etter Age: 66 Dallas, Texas United States Director since 2011 Independent

Delores Etter has been Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. From September 2005 to November 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She has held multiple substantive positions within the U.S. Department of Defense, as well as served on the faculty at the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Areas of Expertise
	Financial Literacy, Senior Officer, Government Affairs, Public Boards, Compensation, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Corporate Governance and Compensation	8 of 8	100%
	Audit and Risk(1)	2 of 2	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Strategy; Compensation; Compliance
	Lord Corporation	Strategy; Human Resources
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$790,135
	(1) Dr. Etter joined the Audit and Risk Committee on May 9, 2013, and attended all meetings after that date.

16	2014 Management Information Circular

Anthony (Tony) P. Franceschini Age: 63 Edmonton, Alberta Canada Director since 1994 Independent

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Corporate Governance and Compensation(1)	3 of 3	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Executive; Compensation (chair); Nominating and Corporate Governance
	ZCL Composites Inc. (chair) (TSX-ZCL)	Governance and Compensation; Safety, Health & Environment
	Aecon Group Inc. (TSX-ARE)	Audit (chair)
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$11,486,688
	(1) Mr. Franceschini resigned from the Corporate Governance and Compensation Committee effective May 9, 2013. He attended all meetings prior to that date.

Robert (Bob) J. Gomes Age: 59 Edmonton, Alberta Canada Director since 2009 Not Independent

Bob Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over the 25 years he has been with Stantec, he has held many different roles that have become progressively more senior in scope and responsibility, including his current position as president and CEO. His career with Stantec has spanned many of our practice areas and involved both operational and practice positions.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Other Board Memberships	Other Committee Memberships
	Edmonton Economic Development Corporation	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$9,726,980

Stantec Inc.	17

Susan E. Hartman Age: 63 Evergreen, Colorado United States Director since 2004 Independent

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in the strategic and operational planning, overall business assessment, process optimization, and project management areas.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Corporate Governance and Compensation (chair)	8 of 8	100%
	Other Board Memberships	Other Committee Memberships
	Electri-Cord Manufacturing Co.	-
	Pierce Industries, LLC	-
	Donan Engineering Co., Inc.	-
	Annese & Associates, Inc.	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,438,714

Aram H. Keith Age: 69 Monarch Beach, California United States Director since 2005 Independent

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to include 17 offices and over 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	7 of 7	100%
	Corporate Governance and Compensation	8 of 8	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$11,957,090

18	2014 Management Information Circular

Donald J. Lowry Age: 62 Edmonton, Alberta Canada Director since 2013 Independent

Donald Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. He is also chair of Canadian Oil Sands Ltd. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. In January 2014, Mr. Lowry was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acts as chair of the International Triathlon Union for the grand final event being held in Edmonton in 2014. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Areas of Expertise
	Leading Growth, Financial Literacy, CEO, Stantec’s Industry, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors(1)	4 of 4	100%
	Corporate Governance and Compensation(2)	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)	-
	Canadian Oil Sands Ltd. (chair) (TSX-COS)	-
	Melcor REIT (TSX-MR.UN)	-
	Hydrogenics Corporation (TSX-HYG)	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$217,874

(1)   Mr. Lowry was appointed to the board of directors as of May 8, 2013.

(2)   Mr. Lowry was invited to attend the May 8, 2013, Corporate Governance and Compensation Committee meeting.

        He was appointed to the committee on May 9, 2013.

Ivor M. Ruste Age: 58 Calgary, Alberta Canada Director since 2007 Independent

Ivor Ruste is currently executive vice president and CFO of Cenovus Energy Inc., a Canadian oil company headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a fellow chartered accountant. From May 2006 to November 2009, Mr. Ruste worked at EnCana Corporation, and prior to joining Cenovus, he was executive vice president, corporate responsibility and chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP and the Alberta regional managing partner and vice chair of the KPMG Canada board of directors. Mr. Ruste has been active in numerous other business, community, and professional endeavors.

	Areas of Expertise
	Leading Growth, Financial Literacy, Senior Officer, Government Affairs, International Business, Public Boards, Compensation, Capital Markets, Corporate Governance, Risk Management
	Stantec Board And Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 7	86%
	Corporate Governance and Compensation(1)	2 of 3	67%
	Audit and Risk (chair)	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Provincial Audit, Government of Alberta	-
	Canadian Association of Petroleum Producers, Board of Governors	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,786,760
	(1) Mr. Ruste resigned from the Corporate Governance and Compensation Committee effective May 9, 2013.

Stantec Inc.	19

Overlapping Board Memberships

The following table indicates which directors serve on the same board and committees of another reporting issuer. Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board.

Company	Director	Interlocking Committee Memberships

Esterline Technologies Corporation	Delores Etter	Compensation
	Tony Franceschini	Compensation

Director Voting Results from Our 2013 Annual General Meeting

The following table is a summary of the voting results from our 2013 annual general meeting.

Director	Votes In Favor	% in Favor	Votes Withheld	% Withheld

Douglas Ammerman	31,059,067	99.73	83,847	0.27
David Emerson	19,571,992	62.85	11,570,922	37.15
Delores Etter	30,368,846	97.51	774,068	2.49
Tony Franceschini	18,459,282	59.27	12,683,632	40.73
Bob Gomes	31,136,363	99.98	6,551	0.02
Susan Hartman	30,199,783	96.97	943,131	3.03
Aram Keith	30,879,963	99.16	262,951	0.84
Donald Lowry	31,083,490	99.81	59,424	0.19
Ivor Ruste	30,196,970	96.96	945,941	3.04

Director Attendance

The following table indicates the number and percentage of board and committee meetings each director attended in 2013.

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	7 of 7	100%	4 of 4	100%	11 of 11	100%
David Emerson	7 of 7	100%	4 of 4	100%	11 of 11	100%
Delores Etter(1)	7 of 7	100%	10 of 10	100%	17 of 17	100%
Tony Franceschini(2)	7 of 7	100%	3 of 3	100%	10 of 10	100%
Bob Gomes	7 of 7	100%	n/a	n/a	7 of 7	100%
Susan Hartman	7 of 7	100%	8 of 8	100%	15 of 15	100%
Aram Keith	7 of 7	100%	12 of 12	100%	19 of 19	100%
Donald Lowry(3)	4 of 4	100%	6 of 6	100%	10 of 10	100%
Ivor Ruste(4)	6 of 7	86%	6 of 7	86%	12 of 14	86%
(1)	Dr. Etter was appointed to the Audit and Risk Committee subsequent to the May 9, 2013, annual general meeting.
(2)	Mr. Franceschini resigned from the Corporate Governance and Compensation Committee effective May 9, 2013. He attended all meetings before that date.
(3)	Mr. Lowry was appointed to the board of directors as of May 8, 2013. He attended all meetings from that date forward.
(4)	Mr. Ruste resigned from the Corporate Governance and Compensation Committee effective May 9, 2013.

20	2014 Management Information Circular

Director Independence

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence

Douglas Ammerman
David Emerson
Delores Etter
Tony Franceschini
Bob Gomes			President & CEO of the Company
Susan Hartman
Aram Keith
Donald Lowry
Ivor Ruste

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each independent director is required to own Stantec common shares or deferred share units with a market value of at least $200,000. This threshold must be met by our independent directors within five years of their appointment to the board. In 2013, our CEO was required to own at least 3.1 times his base salary in Stantec common shares or deferred share units. As at March 20, 2014, all current directors met or exceeded their mandatory ownership requirements.

The following table provides information on the number and value of common shares and deferred share units owned by our current directors as at March 20, 2014. The value of each Stantec share is based on the closing price of $68.99 on March 20, 2014. The value of each deferred share unit is $67.81, which is the value a director would have received for each unit if an event had occurred that gave rise to a payout on March 20, 2014.

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs ($) (Total at Risk)	Meeting Requirement?

Douglas Ammerman	3,000	206,970	8,951	606,967	813,937	Yes
David Emerson	5,000	344,950	16,378	1,110,592	1,455,542	Yes
Delores Etter	2,655	183,168	8,951	606,967	790,135	Yes
Tony Franceschini	150,400	10,376,096	16,378	1,110,592	11,486,688	Yes
Bob Gomes(1)	83,017	5,727,343	58,983	3,999,637	9,726,980	Yes
Susan Hartman	4,650	320,804	31,233	2,117,910	2,438,714	Yes
Aram Keith	153,162	10,566,646	20,505	1,390,444	11,957,090	Yes
Donald Lowry	0	0	3,213	217,874	217,874	Yes
Ivor Ruste	2,500	172,475	23,806	1,614,285	1,786,760	Yes

(1)	Effective January 1, 2014, Mr. Gomes equity ownership requirement was increased to 5 times his base salary in shares or deferred share units (with at least 2 times his base salary held in shares). Mr. Gomes’s equity ownership interest exceeds this threshold.

Stantec Inc.	21

Director Compensation

Compensation Philosophy and Approach

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking. Each year, the Corporate Governance and Compensation Committee, composed entirely of independent directors, reviews the adequacy and form of directors’ compensation to ensure that it is competitive and realistically reflects the risks and responsibilities involved in serving on our board.

Components of Compensation

Our director compensation program is composed of three elements: (1) meeting fees, (2) chair retainers for directors acting as chair of the board or of a committee, and (3) deferred share units. We reimburse our directors for reasonable out-of-pocket expenses and travel fees but do not offer special benefits or perquisites. We believe this combination of fixed cash compensation and deferred share-based compensation appropriately compensates our directors for their time and expertise. It also ensures that their interests are aligned with creating long-term shareholder value through their tenure on our board.

Upon retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

The Company does not compensate Mr. Gomes for his service on the board beyond the compensation he receives as CEO of Stantec. His compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Meeting Fees and Retainers

In consideration for serving on the board and as members of its committees, our directors receive the following meeting fees and retainers:

Description of Fee or Retainer	Amount ($)

Annual retainer	None
Board meeting fee	1,800 per meeting
Committee meeting fee	1,800 per meeting
Chair retainers:
Board chair	18,750 per quarter
Audit and Risk Committee chair	3,000 per quarter
Corporate Governance and Compensation Committee chair	2,250 per quarter

22	2014 Management Information Circular

Below are the dollar amounts paid to each director in 2013 for meeting fees and retainers:

Director	Board Retainer	Chair Retainer ($)	Committee Retainer	Board Attendance Fees ($)	Committee Attendance Fees ($)	Other Fees	Total ($)
Douglas Ammerman	-	-	-	12,600	7,200	-	19,800
David Emerson	-	-	-	12,600	7,200	-	19,800
Delores Etter	-	-	-	12,600	18,000	-	30,600
Tony Franceschini	-	-	-	12,600	5,400	-	18,000
Bob Gomes(1)	-	-	-	-	-	-	-
Susan Hartman	-	9,000	-	12,600	14,400	-	36,000
Aram Keith	-	75,000	-	12,600	21,600	-	109,200
Donald Lowry(2)	-	-	-	7,200	10,800	-	18,000
Ivor Ruste	-	12,000	-	10,800	10,800	-	33,600
(1)	Mr. Gomes does not receive any compensation as a director. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.
(2)	Mr. Lowry was appointed to the board as of May 8, 2013.

Deferred Share Units

Each director, except Mr. Gomes, is granted 800 deferred share units per quarter during his or her tenure on the board. Each deferred share unit has the same value as one of our common shares; however, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each deferred share unit will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

Deferred share units are granted on the first day of each quarter, and once granted, the number of deferred share units is not adjusted, even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units that directors are entitled to will be appropriately adjusted for any change in outstanding common shares that occurs because of any stock split, consolidation, or other corporate change. The units are credited with additional deferred share units equal to the aggregate value of dividends that would have been paid on the deferred share units held by each director on the record date had such units been Stantec common shares on the date a dividend is paid.

Director Deferred Share Unit Awards 2013

Following is a summary of the total deferred share units awarded in 2013 to our current independent directors, other than Mr. Lowry, as noted below. The value of the deferred share units awarded to each director is calculated using the grant date fair value for each allotment.

Title	Value of Deferred Share Units Awarded to Each Director in 2013 ($)	Increase in Value of Deferred Share Units Awarded in 2013 for Dividend Adjustment ($)	Value as of December 31, 2013 ($)

Director(1)(2)	146,800	1,308	148,108

(1)	Mr. Gomes does not receive any deferred share units for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.
(2)	Mr. Lowry became a director on May 8, 2013; therefore, his summary deferred share unit numbers are as follows: $113,944, $396, and $132,340.

Stantec Inc.	23

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding deferred share units held by each of our directors as of December 31, 2013.

Director	Number of Shares or Units of Shares That Have Vested (#)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(1)

Douglas Ammerman	8,131	544,952
David Emerson	15,540	1,041,498
Delores Etter	8,131	544,952
Tony Franceschini	15,540	1,041,498
Bob Gomes(2)	n/a	n/a
Susan Hartman	30,357	2,034,588
Aram Keith	19,656	1,317,356
Donald Lowry	2,407	161,369
Ivor Ruste	22,949	1,538,043

(1)	The weighted average of Stantec shares for the last 10 trading days of 2013 ($67.02) was used to calculate the aggregate value. The number of deferred share units has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.
(2)	Mr. Gomes does not receive any option-based or share-based awards in his capacity as a director. His entire compensation is disclosed in the Executive Compensation Overview section of this circular.

Directors’ Total Compensation for 2013

The complete directors’ compensation package for the financial year ended December 31, 2013, follows(1):

Director	Fees Earned ($)	Share-Based Awards (DSU) ($)(2)		All Other Compensation	Total ($)
		DSU’s Granted in 2013	Dividend Adjustments on Total DSU Holdings
Douglas Ammerman	19,800	146,800	3,938	-	170,538
David Emerson	19,800	146,800	8,676	-	175,276
Delores Etter	30,600	146,800	3,938	-	181,338
Tony Franceschini	18,000	146,800	8,676	-	173,476
Bob Gomes(3)	n/a	n/a	n/a	n/a	n/a
Susan Hartman	36,000	146,800	18,154	-	200,954
Aram Keith	109,200	146,800	11,309	-	267,309
Donald Lowry	18,000	113,944	396	-	132,340
Ivor Ruste	33,600	146,800	13,415	-	193,815
(1)	The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pensions.
(2)	The directors’ deferred share units granted within the 2013 calendar year are valued using grant date fair value for each of the four allotments issued in 2013. The deferred share units awarded for 2013 include the quarterly allotments of 800 deferred share units along with the adjustments for dividends earned by directors on total holdings of deferred share units.
(3)	Mr. Gomes does not receive any fees or deferred share units for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

24	2014 Management Information Circular

Board of Directors

Information

Role and Duties of the Board of Directors

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the proper business practices and appropriate ethical standards expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and bylaws.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. To establish a clear plan for achieving our business objective, we have a strategic planning process that consists of three-year cycles between comprehensive strategic review years and interim execution years. In a comprehensive planning year, the long-range (five-year) strategy is developed. In the three interim years, we focus on the implementation and execution of the long-range strategy.

We had a comprehensive planning year in 2012; therefore, 2013, the first year of our five-year comprehensive strategic plan, focused on executing our strategy. We set out a new purpose—to create communities—and a new promise—to design with community in mind. We also redefined our value system, as follows:

•	We put people first

•	We are better together

•	We do what is right

•	We are driven to achieve

Within the value statements, we identified a number of initiatives relating to human capital, learning and growth, clients, business processes, and operational and financial performance.

In 2013, we focused on Company-wide communication of the action-oriented values that provide the foundation for our strategic plan, execution of the initiatives related to each actionable value, and concentration of our efforts on achieving anticipated outcomes and results.

Stantec Inc.	25

Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; however, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s risks to the board’s attention. The Audit and Risk Committee’s oversight role is designed to:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our senior management team and the Audit and Risk Committee, and a risk report is presented annually to the board each November.

Corporate Governance Practices

Stantec understands the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is set out below. The policies and position descriptions noted, including our code of business conduct and ethics, are available on our website at www.stantec.com. You can contact us for a free copy of any of these policies. The code of business conduct and ethics is also available on SEDAR at www.sedar.com.

Ethical Business Conduct

The board has adopted a comprehensive code of business conduct and ethics (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. We require that all officers and employees certify annually that they have read and understand the Code. The Code is reviewed at least annually by the Corporate Governance and Compensation Committee to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Integrity Policy outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our Code through our Integrity Hotline, which allows officers, employees, and members of the public to report concerns regarding breaches of the Code. Complaints can be submitted over the telephone, by mail, or by email. All complaints are kept confidential, and requests to maintain anonymity are respected to the extent possible. The Integrity Hotline is monitored by the office of Stantec’s general counsel.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee upon receipt. A quarterly report, presented to the Audit and Risk Committee, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the hotline.

The board believes it is more effective to have directors exercise independent judgment when considering transactions and agreements. If at any board meeting, a director or executive officer has a material interest in a matter being considered, that director or officer will not be present for discussions relating to the matter and will not participate in any vote on the matter.

26	2014 Management Information Circular

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in significantly affecting the price or value of the Company’s stock. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities laws.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents, and when requested by the CEO or CFO.

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet and, in some cases, exceed legal and regulatory requirements. As a non-US company, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with the NYSE standards in all significant respects other than those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.

The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter:

•	Every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•	At the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.

Composition of the Board

Independence of Directors

The board has determined that all directors, except Mr. Gomes, are independent within the meaning of applicable

Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could be reasonably expected to interfere with the exercise of their independent judgment. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Following every regularly scheduled or ad-hoc board meeting, the independent directors meet without management and without Mr. Gomes present. In 2013, the independent directors met without management and without Mr. Gomes following all seven board meetings.

Stantec Inc.	27

Independent Chair of the Board

Our board is led by a non-executive chair. We believe that the separation of the positions of CEO and chair of the board helps the board function independently of management.

Position Descriptions

The board has developed written position descriptions for the CEO, board chair, chair of the Audit and Risk Committee, and chair of the Corporate Governance and Compensation Committee. The position descriptions can be found in our Corporate Governance Guidelines on our website at www.stantec.com. These descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept the resignation. The board expects that resignations will be accepted unless there are extraordinary circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed on SEDAR at www.sedar.com.

Age and Term Limits

The board has not established term limits. Although a term limit could result in greater turnover, thus providing more fresh ideas and viewpoints, it would mean the loss of directors who have developed, over time, a depth of insight into our operations that provides invaluable contributions to the board.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, will review each director’s continuation on the board once a year (as an alternative to term limits). Each director is given the opportunity to confirm his or her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding a retirement age for directors, it believes that once a director reaches the age of 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending to the board suitable director candidates. During the process, the committee considers the competencies and skills of the board as a whole, assesses the skills of current board members, and identifies any additional skills that could be beneficial considering the opportunities and risks our Company faces.

Potential candidates are screened to ensure they have integrity and accountability, can think strategically, are financially literate, have relevant industry experience, have excellent communication skills, and can work effectively in a team. The successful candidate must be able to attend all board meetings and come prepared to make an informed and productive contribution.

To assist in the nomination process, the committee maintains an up-to-date matrix of skills required of directors. Annually, each director assesses his or her own level of expertise in the areas specified in the matrix and advises the committee of any additional areas of expertise to be added. The following skills matrix indicates where our directors demonstrate a current and relevant depth of expertise.

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Directors’ Skills Matrix

	Ammerman	Emerson	Etter	Franceschini	Gomes	Hartman	Keith	Lowry	Ruste

Location

Canada

United States

Experience/Skills

Managing or leading growth
Financial literacy
Senior officer or CEO experience
Industry experience in Stantec’s fields
Government affairs
International business
Service on public company boards
Executive compensation
Capital structuring and capital markets
Corporate governance
Risk management and risk mitigation

As part of its mandate to identify new candidates for the board, the Corporate Governance and Compensation Committee maintains an evergreen list of potential suitable board candidates. Directors are periodically canvassed to provide names of potential candidates, and the committee has the authority to engage outside advisors to assist in identifying qualified candidates. Annually, the committee also reviews succession plans for the chair of the board, board members, and committee chairs and members to plan for long-term board needs.

Serving on Our Board

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors. Each new board member receives a comprehensive orientation manual that includes the following:

•	Corporate bylaws and all board-approved Company policies, including our code of business conduct and ethics, as well as our insider trading prohibition and conflict of interest policies

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management who interact with the board on a regular basis, including the Company’s senior management team

•	Copies of the previous year’s meeting minutes, annual materials, and strategic plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

When board members join a committee, they receive copies of the previous year’s committee meeting minutes, committee work plans, and other materials the chair of the committee deems appropriate.

Before their first board meeting, new board members must meet with members of management during a full-day orientation session at our head office. They meet with the CEO, the CFO, the director of our Internal Audit group, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies. They also learn about their legal duties and obligations as directors of Stantec.

New board members also meet with the chair of the board and other directors where appropriate to learn about their role on the board and to ask questions about the expectations of board members at Stantec. The Corporate Governance and Compensation Committee reviews the orientation program when each new director is appointed.

Stantec Inc.	29

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate continuing education program is in place for directors. Our board members participate in a robust internal continuing education plan to ensure our board has access to timely information about our business and the risks facing the Company and our industry. The committee discusses the continuing education plan quarterly as a standing agenda item and solicits feedback from board members and management on areas of interest to the board.

Management supports the continuing education plan by providing directors with updates on developments in geographic areas where the Company is active, communications from the CEO to employees, and any other information that management considers to be of interest to the board.

As part of the board’s continuing education plan, board members receive various presentations from management as well as external experts, and the CEO routinely informs the board about strategic changes in our industry. Following is a summary of the presentations received by the board in 2013:

Date	Presentation	Presenter(s)

February	Overview of San Francisco Architecture practice	Ann Killeen, Senior Principal
February	Overview of California Transportation practice	Arthur Hadnett, VP, Transportation – California
May	IT Risks	Chris McDonald, VP and Chief Information Officer
May	Overview of Alberta Central and Canadian North regional operations	Russ Wlad, VP – Alberta Central & Northern Region
August	Strategic planning meetings	Executive Leadership Team, Functional Services Team Leads, and Strategic Planning Team
August	Foreign Corrupt Practices Act	Bob Peckar, Founding Partner, Peckar & Abramson, P.C.
October	Fraud, Corruption, and Misrepresentation	Mike Savage, Leader, Fraud Investigation & Dispute Services, Ernst & Young
October	Overview of US New England regional operations	Joseph Geller, VP, Regional Services – US New England
October	Overview of US Southeast regional operations	Mike Kennedy, VP, Urban Land Engineering
October	Overview of US Southeast Transportation practice	Robert Carballo, VP, Transportation – US Coral Gables

Assessments

The Corporate Governance and Compensation Committee provides an annual report to the board with an assessment of the board’s performance as a whole and the contributions and performance of its committees and individual members. The committee specifically reviews areas where the board believes members could contribute more. The purpose of the assessment is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members and to provide an opportunity for board members to provide regular feedback.

A detailed confidential survey developed by the Corporate Governance and Compensation Committee is sent to all board members. The survey asks for quantitative ratings and a subjective assessment in each of these areas:

•	Board organization and structure

•	Meeting administration

•	Board governance

•	Selection of and relationship with management

•	Effective discharge of duties by the board and its committees

•	Stantec’s strategic determination

•	Board policies and procedures

•	Communication with stakeholders

•	Meeting of legal requirements

•	Individual member performance, including both a peer review and a self-assessment component

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Completed board surveys are submitted to senior counsel in mid-October. Responses are kept confidential to allow members to be candid when completing their assessments. Senior counsel prepares a summary report (without identifying names). The survey results and the committee’s report and recommendations are presented to and discussed by the full board at its November quarterly meeting. Board members can identify any concerns they have during the meeting or confidentially with either the chair of the Corporate Governance and Compensation Committee or the chair of the board.

In addition to the board assessment, both the Audit and Risk and the Corporate Governance and Compensation committees conduct annual self-assessments following the same timeline noted above for the board evaluations. The results of the surveys are summarized to maintain confidentiality, and the summaries are provided to the chair of each committee, committee members, and the chair of the board.

Committee Reports

Audit and Risk Committee

Mandate

The mandate of the Audit and Risk Committee is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting

•	Internal controls, including internal control over financial reporting and disclosure controls and procedures

•	Risk management systems

•	Internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of the Committee Members

Audit and Risk Committee members are Ivor Ruste (chair), Douglas Ammerman, David Emerson, and Delores Etter. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Corporate Governance and Compensation Committee.

A description of the education and experience of each committee member follows:

Ivor Ruste (Chair)

Mr. Ruste is currently executive vice president and CFO for Cenovus Energy Inc. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

Douglas Ammerman

Mr. Ammerman is a retired partner with KPMG. During his almost 30 years with KPMG, Mr. Ammerman served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with the preparation and review of interim and annual financial statements is a valuable asset to the committee.

David Emerson

Mr. Emerson is a corporate director, public policy advisor, and senior advisor for CAI Managers, a private equity fund. Mr. Emerson holds bachelor’s and master’s degrees in economics from the University of Alberta and a doctorate in economics from Queen’s University. His education and experience provide him with a breadth of knowledge about complex accounting issues.

Delores Etter

Dr. Etter has been the Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. Dr. Etter is also a member of the National Academy of Engineering and Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. Dr. Etter has over 10 years of audit committee experience with other public and nonprofit organizations, and her background has provided her with all-encompassing business practices that are an asset to the committee.

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Membership Changes in 2013

Delores Etter was appointed to the committee in May 2013 following the Company’s annual general meeting of shareholders.

Simultaneous Service

Douglas Ammerman simultaneously serves on the audit committees of more than three public companies. The board has reviewed Mr. Ammerman’s overall time commitments and his attendance records, and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

Independence of the Committee Members

All Audit and Risk Committee members are considered “independent” and “financially literate” as defined under applicable Canadian and US securities laws and exchange rules. Ivor Ruste, Douglas Ammerman, and David Emerson are all “audit committee financial experts” as defined under the U.S. Securities and Exchange Commission rules.

Key Activities for 2013

The Audit and Risk Committee met four times in 2013. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports

•	Internal audit function and processes

•	System of internal accounting and financial reporting controls established by management

•	Risk identification, evaluation, mitigation, and reporting processes of management with respect to the principal risks of the Company

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule C for a more detailed account of the committee’s activities.

Auditor

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove the audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditors’ independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the Audit and Risk Committee. Any proposed services exceeding preapproved costs will require specific preapproval by the committee.

Auditor’s Fees

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2013, and 2012 follow:

Category	Note	2013 ($)	2012 ($)

Audit fees	1	1,079,000	1,148,000
Audit-related fees	2	26,000	-
Tax fees	3	482,000	532,000

Total		1,587,000	1,680,000

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.
(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance. These generally involve the preparation of US original and amended tax returns and claims for refund, tax advice—including assistance with tax audits, plus tax advice related to mergers, acquisitions, and financing structures—and tax planning.

Stantec Inc.	33

Additional information regarding the Audit and Risk Committee and its members and Terms of Reference can be found in our Annual Information Form dated February 26, 2014, filed on our website at www.stantec.com and on SEDAR at www.sedar.com. You can also contact us for a free copy of the Terms of Reference.

Corporate Governance and Compensation Committee

Mandate

The mandate of the Corporate Governance and Compensation Committee is to:

•	Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•	Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•	Review the compensation levels of the leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the CEO position and other senior management positions the committee wishes to include

Membership and Experience of the Committee Members

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Delores Etter, and Donald Lowry. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Delores Etter also serves as a member of the Audit and Risk Committee. Implementing a membership that overlaps the Audit and Risk Committee’s and maintaining a balance of long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience to provide appropriate oversight and management of Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman provides consulting expertise in compensation practices and policies to her clients on a regular basis through her management consulting firm, The Hartman Group. Ms. Hartman gained over five years of experience as a member of the Corporate Governance and Compensation Committee before assuming the role of chair and another three years of experience as a member of the Audit and Risk Committee. This gives her additional insight into the Company’s risk management practices and enterprise risk management systems.

Delores Etter

Dr. Etter currently serves on the compensation committees of two publicly traded companies and is on the Human Resources Committee for a privately held company. In 2012, she attended the Stanford Law School’s Directors College Course which included sessions on executive compensation and risk management. She has held a number of high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Donald Lowry

Mr. Lowry currently serves as the chair of the board for two publicly traded companies and has served on public companies’ compensation committees. In addition, Mr. Lowry was formerly the president and CEO of EPCOR Utilities Inc. and has several years of experience participating in corporate governance and executive compensation discussions. He holds bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management.

Membership Changes in 2013

Tony Franceschini and Ivor Ruste resigned from the committee, and Donald Lowry was appointed to the committee in May 2013, following the Company’s annual general meeting of shareholders.

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Independence of the Committee Members

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

Key Activities for 2013

The Corporate Governance and Compensation Committee met eight times in 2013. In accordance with its internal work plan and terms of reference, it executed the following key projects during the year:

•	Continued its comprehensive review of the Company’s executive compensation program, and implemented new features in the program which took effect January 1, 2014

•	Negotiated a new employment agreement with the CEO effective January 1, 2014

•	Oversaw the review of the Company’s long-term incentive plans and recommended to shareholders the adoption of a new long-term incentive plan

•	Oversaw the review of the Company’s bylaws and recommended to shareholders the adoption of new bylaws

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Developed a succession planning framework for the board and board committee chair positions and succession planning activities for key leadership positions and the board of directors

•	Conducted board and committee assessments

•	Conducted a risk management review of the Company’s corporate governance and compensation practices and made certain improvements to those practices, including increasing the share ownership requirements for key executive positions and adopting a share retention policy for the CEO in the year following his retirement from the Company

Refer to Schedule D for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found at www.stantec.com, or you can contact us for a free copy.

Stantec Inc.	35

Executive Compensation Overview

Letter from the Corporate Governance and

Compensation Committee

Dear Shareholder:

You are invited to participate in our annual advisory “say on pay” vote. To assist you in your decision, the Corporate Governance and Compensation Committee is pleased to outline for you this summary of key highlights and activities undertaken by the committee in 2013 with respect to executive compensation, an overview of significant changes made to our executive compensation program in 2014 (following this letter), and our 2013 Compensation Discussion and Analysis.

Our Performance in 2013

In 2013, we achieved strong results and quarterly growth momentum allowing us to meet or perform better than our expectations and targets. Our gross revenue grew 19.6% in 2013 compared to 2012. Of this gross revenue growth, 8.8% was organic due to increased project activity from the oil and gas and transportation sectors. We ended the year with 19.6% growth in gross revenue and an 18.1% increase in EBITDA (the terms “gross revenue” and “EBITDA” are defined in our 2013 Annual Report). Net income increased 20.8% to $146.2 million compared to $121.0 million in 2012, and our diluted earnings per share increased 18.9% to $3.14 compared to $2.64 in 2012.

For more information on the Company’s performance in 2013, we invite you to review our 2013 Annual Report, available on our website at www.stantec.com and on SEDAR at www.sedar.com.

Our Updated Executive Compensation Program

At Stantec, we are driven to achieve. That’s why we are focusing on enhancing our pay-for-performance approach for executive compensation. In 2013, with the assistance of an independent compensation consultant and our internal resources, the committee continued implementing its comprehensive work plan. This involved an in-depth review of our executive compensation program.

We are pleased to share with you the details of our restructured approach to executive compensation, which took effect on January 1, 2014. This approach is tied to important changes to our leadership and organizational structure. In 2014, we realigned our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe that this realignment will result in better support for our clients, stronger accountability for our leadership team, and more opportunities for future growth and success, all while maintaining the core elements of our strategy. Our matrix-based business model and leadership structure will remain structured around geographic diversification, and we will continue providing services throughout the project life cycle.

Along with realigning our organizational structure, we also realigned our senior leadership team into two levels: (1) the Executive Vice President Team (EVPT) and (2) the Executive Leadership Team (ELT). The EVPT consists of the CEO, CFO, COO and executive vice presidents. This team oversees the overall performance of the Company, including developing and monitoring the Company’s business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. The executive vice presidents are specifically responsible for the performance of our regional operating units and our business operating units. The ELT consists of senior vice presidents and certain vice presidents. This team has numerous responsibilities including executing our business plan and the Company’s financial management.

We are confident that these combined leadership, organizational, and compensation changes will position Stantec to more effectively recruit, retain, and support our leaders—leaders who will drive our business forward.

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Further details on the changes to our executive compensation programs are set out in the Executive Compensation Overview for 2014 section contained in this circular. The highlights of our approach follow:

•	Aligning the compensation program of our CEO with that of the executive leadership team

•	Enhancing the alignment between our executives’ and long-term shareholders’ interests through increased focus on long-term pay-for-performance compensation vehicles

•	Adopting a median target pay positioning as compared with our industry peers

•	Providing additional transparency by disclosing Company-wide performance metrics (which follow our strategic plan); these will be used to assess both short- and long-term variable pay

Our New Stantec Long-Term Incentive Plan

To support the new long-term incentive features in our restructured approach to executive compensation, our board of directors has approved the Stantec Long-Term Incentive Plan (Stantec LTIP), subject to regulatory and shareholder approval. At the meeting, shareholders will be asked to pass a resolution approving the adoption of the Stantec LTIP and to ratify grants of stock options issued under the plan as approved by our board in 2014. Further details regarding the Stantec LTIP are set out in the Stantec Long-Term Incentive Plan section of this circular.

The committee recommends that shareholders vote in favor of this plan because it provides Stantec with the flexibility to reward its executives with a variety of share-based compensation vehicles, which will further align their interests with long-term shareholder value creation. In the near term, the committee expects to use a combination of performance share units and stock options as our primary long-term incentive vehicles. Our goal for executive compensation in 2014 is to provide for an increased focus on long-term incentive vehicles in our executive pay mix, and the Stantec LTIP supports that goal.

Effective Risk Management Features

While reviewing our executive compensation programs, the committee ensured that these programs continue to focus on creating long-term shareholder value by mitigating risk as follows:

•	We compensate our executives with an appropriate mix of fixed and at-risk compensation, with both short- and long-term vesting periods

•	We have increased our executives’ share ownership requirements in 2014, and adopted a share retention policy for our CEO for the year following his retirement from the Company

•	All employees are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•	We are also committed to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned; our board of directors adopted an executive compensation claw-back policy in 2012

In 2014, the committee placed caps on the amount of short- and long-term incentive compensation each executive position can receive. As well, the committee developed competitive short- and long-term incentive target opportunities for our executives and has enhanced our focus on long-term incentive pay. As a result of adding performance share units to our long-term incentive program, executives must meet additional performance goals based on key metrics that will support achievement of our strategic plan objectives.

Stantec Inc.	37

Shareholder Engagement

At our 2013 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 77.4% were “For” our approach to executive compensation. The committee is dedicated to continuous improvement by ensuring that our executive compensation programs effectively meet our compensation objectives and that they are clearly understood and supported by our shareholders.

The board and the committee believe the actions taken in 2013 and the program we have put in place for the future will effectively address the needs of the Company and the interests of our shareholders. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2014.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

Executive Compensation Overview for 2014

Our Approach

At Stantec, we put people first. Effective January 1, 2014, we implemented a new executive compensation program designed to ensure we have the right mix of compensation plans to attract and retain the people we need to carry out our goals and objectives. Our board and its Corporate Governance and Compensation Committee is dedicated to continuous improvement, and we have listened to the feedback received from shareholders through our annual “say on pay” votes and other engagement processes. We updated our executive compensation programs to better align with what shareholders have told us they expect and with market practices.

Stantec has seen tremendous growth over the past number of years, and we believe these changes position us well for the future. We are pleased to summarize for you the key highlights to our approach to executive compensation in 2014.

Our Compensation Philosophy and Objectives

Our updated compensation philosophy establishes a more transparent and improved linkage between pay and performance, and clearly defines what performance and accountability mean at Stantec. Our compensation philosophy follows:

•	Target executive base salary and total compensation at approximately the median or fiftieth percentile (P50) of the market

•	Provide the opportunity to earn above P50 through variable pay in our short-term and long-term incentive plans if Stantec achieves its stated objectives

•	Increase the weighting on long-term incentives and use different vehicles in the overall compensation mix

•	Align variable pay with performance metrics related to successfully delivering on Stantec’s strategic plan and with long-term shareholder interests

In accordance with the terms of his new employment agreement, which took effect on January 1, 2014, Mr. Gomes will no longer have a bonus and long-term incentive program that is different from the other executives in Stantec. He will participate in the same programs offered to all executives, with his participation and payout levels commensurate with his position as CEO. The approach to each component of our program follows.

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Components of Compensation

Our compensation program will continue to have the following components: base salary; annual incentive bonuses; long-term incentives; and retirement plan and Employee Share Purchase Plan contributions, and Milestone service awards.

We focused on changing our programs to adjust the mix of our targeted total direct compensation to align with market practices and our compensation philosophy. The diagrams below illustrate the targeted total direct compensation relative weightings between base salary, annual incentive bonus, and long-term incentives in 2014 for the CEO and the average relative weightings for our executive team:

Base Salary

In 2014, our compensation philosophy aimed to position total direct compensation at the fiftieth percentile of the market. The detailed benchmarking analysis undertaken by the Corporate Governance and Compensation Committee (with the assistance of the committee’s independent compensation consultants) was finalized, and market adjustments were made for certain executive positions.

Short-Term Incentive Plan

Stantec will continue with its approach of setting aside a portion of its pre-tax, pre-bonus net income to pay annual incentive bonuses to its bonus-eligible employees. Our executives, now including our CEO, will participate in that short-term incentive plan (STIP). Each executive is assigned a STIP target, expressed as a percentage of his or her base salary. The STIP targets for the CEO, COO, CFO, and executive vice president positions in 2014 follow:

Position Title	Short-Term Incentive Plan Target

Chief Executive Officer	100%
Chief Operating Officer	80%
Chief Financial Officer	70%
Executive Vice President	60%

At the start of 2014, each executive, in collaboration with the board of directors, identified key metrics from our strategic plan. Achievement of those Company-wide strategic objectives—in addition to regional and business objectives and individual performance objectives set in the fall of 2013—will be used to determine the size of each executive’s STIP award for 2014. Depending on performance and success, the executive may earn an annual bonus of between 0% and 200% of his or her STIP target as set out in the table above.

Long-Term Incentive Plan

The most significant changes to our executive compensation program affect long-term incentives. We have historically granted our executives stock options governed by our employee share option plan. This year, our board of directors has requested shareholders to approve the Stantec Long-Term Incentive Plan (further details are set out beginning on page 55 of this circular). Under the Stantec Long-Term Incentive Plan, we can grant our executives a range of other equity-based incentives that encourage greater alignment with long-term shareholder interests.

On March 4, 2014, executives were granted a combination of stock options and performance awards (specifically, performance share units [PSUs]). We have included both stock options and PSUs in the plan; each vehicle satisfies different objectives and provides different value to the recipient. Stock options are used as a reward for shareholder value creation. PSUs reward performance that drives profitable growth and capital management, as well as focuses executives on metrics that drive share price.

Stantec Inc.	39

Each level of executive position has a target value of long-term incentives to be granted, calculated as a percentage of his or her base salary. The following table outlines the targets for our CEO, COO, CFO, and executive vice presidents.

Position Title	Long-Term Incentive Target

Chief Executive Officer	200%
Chief Operating Officer	100%
Chief Financial Officer	80%
Executive Vice President	60%

In 2014, each executive received one-third of the above target value worth of long-term incentives in stock options and two-thirds in PSUs. The stock options granted have a term of seven years, with a three-year equal vesting schedule and an exercise price of $65.80.

PSUs are notional share units that mirror the market value of Stantec’s common shares. Over the course of the vesting period, the value of a PSU fluctuates with any change in the share price. PSUs have associated dividend equivalent rights and therefore accumulate additional PSUs equal to the value of dividends paid on Stantec shares over the life of the units. The 2014 PSUs will be paid out in the cash value of the units on the third anniversary of the grant date.

In 2014, the payout value of the PSUs granted is subject to Stantec’s future three-year performance on two equally weighted performance metrics: net income growth and return on equity. The performance multiplier can range from 0% to 200% of the number of PSUs granted to each executive based on achievement of the stated performance targets.

Additional Risk Mitigation Measures

In addition to these new programs, we have improved our risk mitigation features and policies as they relate to executive compensation. The new programs for short- and long-term incentives have built-in caps on compensation that our executives can realize from these vehicles, providing a maximum ceiling of compensation commensurate with market practice. Increasing the emphasis on long-term incentives in our pay mix will further align the interests of our executives with long-term shareholder value. By adding performance hurdles to a significant component of our long-term incentive programs and having a variety of performance metrics for both our short- and long-term incentive plans, we are supporting our pay-for-performance philosophy and responding to the expectations of our shareholders. We have also increased our executive share ownership requirements and adopted a share retention policy for our CEO following his retirement from the Company.

New Employment Contracts

Our CEO, COO, CFO, and executive vice presidents all entered into new employment agreements with the Company effective January 1, 2014. These agreements incorporate the necessary terms and conditions of the changes to our executive compensation plans, as well as an agreement to adhere to our share ownership and executive compensation clawback policies. We increased the scope and duration of the non-competition and non-solicitation restrictive covenants for our COO and CFO to better align with what is required of our CEO and with market practice for these roles. We also revised our approach to the payments our executives receive on termination without cause and included a double-trigger provision before a termination payment is owing following a change of control of Stantec. This requires that the executive must be terminated without cause or terminate his or her employment for good reason following a change of control.

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Compensation Discussion and Analysis

Our Philosophy and Objectives

This Compensation Discussion and Analysis details our approach to executive compensation in 2013. We made significant changes to our executive compensation program in January 2014. These are summarized on pages 38–40 of this circular and will be more fully detailed in our 2015 Management Information Circular.

In 2013, our three primary executive compensation objectives were to:

•	Attract and retain the leadership that Stantec depends on for its success

•	Motivate our leadership team to achieve short- and long-term financial and strategic objectives

•	Align total compensation with the interests of our shareholders

These objectives were achieved by providing an executive compensation program that includes base salary, short- and long-term incentives, and benefits.

Our compensation programs are designed to encourage our executives to achieve strong, profitable business results, and these results, in turn, generate shareholder value. Most of what we pay our executives is a combination of deferred and variable compensation (at-risk pay). We use a unique mix of medium- and long-term incentive awards for each leadership level, recognizing that senior executives have more influence over and responsibility for Company-wide business results.

Components of Compensation

Our executive compensation program is composed of four elements: base salary; annual incentive bonuses; long-term incentives; and retirement plan and Employee Share Purchase Plan contributions, and Milestone service awards.

CEO Compensation

Mr. Gomes entered into a five-year-term employment agreement with the Company when he became CEO on May 14, 2009 (the 2009 CEO Contract). This agreement set out his compensation between May 14, 2009, and May 15, 2014. Mr. Gomes has since entered into a new employment agreement that took effect on January 1, 2014. The Corporate Governance and Compensation Committee elected to terminate Mr. Gomes’s contract early and negotiate his new agreement to align with when our leadership structure changes took effect and the new compensation programs were implemented for all executives. This achieved a key objective of the committee: to eliminate our past practice of having separate compensation programs for our CEO and the rest of our leadership team.

The graph below illustrates the various elements of Mr. Gomes’s compensation up to December 31, 2013. The details of the changes to our approach to executive compensation in 2014 are summarized on pages 38–40 of this circular.

Stantec Inc.	41

Base Salary

Mr. Gomes’s base salary was set at $375,000 per year for the term of the 2009 CEO Contract. His salary was intended to provide a base level of compensation at the lower end for comparable positions with our peers, with a significant majority of his compensation being variable, at-risk pay tied to Stantec’s performance.

Annual Incentive Bonus

Mr. Gomes received an annual bonus equal to 1% of Stantec’s annual pre-tax, pre-bonus net income, calculated without regard for any applicable goodwill impairments but, for greater certainty, calculated after accounting for any impairment of other amortizable intangibles (pre-tax, pre-bonus net income). The net income definition used in this Compensation Discussion and Analysis is a non-IFRS measure, is not specifically defined in IFRS, and is not the same as the “net income” standardized meaning prescribed by IFRS and presented in our 2014 Management’s Discussion and Analysis. This non-IFRS measure may not be comparable to similar measures presented by other companies. The closest comparable IFRS measure is net income.

You will see throughout this Compensation Discussion and Analysis that a significant portion of the total cash compensation awarded to executives is tied to the Company’s pre-tax, pre-bonus net income. We believe pre-tax, pre-bonus net income has been an appropriate measure to use when compensating our executives because it reflects overall earnings performance and requires our leadership to be accountable for revenue growth, expense efficiency, and operational effectiveness. Stantec’s strategic plan has focused significantly on achieving growth organically and by acquisition. Ensuring that profitability is not compromised in pursuit of this goal is key to creating long-term, sustainable shareholder value.

As a professional consulting firm, Stantec’s pre-tax, pre-bonus net income grows at a fairly steady rate relative to its size and number of employees. Our profit margins are such that large swings in profitability year over year are unlikely to occur unless we achieve significant growth. The board considered the five-year projections for growth when calculating the percentage award for our CEO’s bonus (set out in his 2009 CEO Contract). It determined that if the projected profitable growth was achieved over the term of the agreement, the expected bonus would be in the median range for bonuses for comparable positions with peers of similar size and would be an appropriate compensation package for the CEO of a company of that size and profitability. Conversely, if Stantec had not grown in a profitable manner over the term of the 2009 CEO Contract, his bonus would have reflected the failure to achieve these goals.

Deferred Share Units

Mr. Gomes was awarded a grant of deferred share units worth $93,750 in each fiscal quarter during the term of his 2009 CEO Contract. Each deferred share unit has the same value as one common share; however, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units vest on issuance and will be exercised and paid out in cash upon Mr. Gomes’s retirement, death, or termination from Stantec.

The issuance of deferred share units further aligns Mr. Gomes’s interests with those of our shareholders, since he has a vested interest in the total shareholder return achieved through the duration of his tenure as Stantec’s CEO. During the term of his 2009 CEO Contract, Mr. Gomes was not eligible to receive options under our employee share option plan.

Retirement Benefits and Service Awards

Mr. Gomes is eligible to participate in the Stantec retirement plans and Milestone Service Award Program (further described in the Retirement Benefits and Service Awards sections of this circular) offered to all Stantec employees. We do not offer any special retirement benefits, perquisites, or other executive benefits designed solely for our CEO.

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Executive Compensation

Each of our named executive officers listed on page 51 of this circular (NEOs) (other than the CEO) participated in the executive compensation programs as outlined below in 2013. The graph below illustrates the various elements of their compensation up to December 31, 2013. The details of the changes to our approach to executive compensation in 2014 are summarized on pages 38–40 of this circular.

Base Salaries

Base salaries for NEOs (other than the CEO) provide a fixed level of compensation at the lower quartile of the market relative to our peer group. In 2013, NEOs Mr. Lefaivre and Mr. DiManno received an increase to their base salary of 24.0% and 15.8% respectively, reflecting an increased level of responsibility to their roles and changing market conditions.

Annual Incentive Bonus

The bonus program for the executive leadership team mirrors the broad-based plan used for all bonus-eligible employees of Stantec. The total bonus pool available to these employees (including the executive leadership team) is a percentage of Stantec’s pre-tax, pre-bonus net income, calculated without regard for any applicable goodwill impairments but, for greater certainty, calculated after accounting for any impairment of other amortizable intangibles (pre-tax, pre-bonus net income). This calculation is approved by the board annually and is the same one used to determine our CEO’s annual bonus for 2013.

The size of the bonus pool depends on Stantec’s performance, specifically whether Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is within the targets identified during the strategic planning process. The bonus pool will be 20% if Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is between 8% and 12%. In cases where Stantec’s pre-tax, pre-bonus net income as a percentage of net revenue is less than 8% or greater than 12%, the bonus pool adjusts proportionately to reflect a smaller or larger percentage in the bonus pool. (Net revenue is an additional IFRS measure and is calculated as gross revenue less subconsultant and other direct expenses. For further discussion of net revenue and gross revenue, see the Definition of Additional IFRS Measures section in our Management’s Discussion and Analysis for the year ended December 31, 2013, incorporated by reference herein and filed on SEDAR at www.sedar.com.)

For 2013, the bonus pool represented 20.9% of pre-tax, pre-bonus net income, or $52,424,000.

The bonus amounts received by the NEOs (other than the CEO) were determined using a combination of discretionary and objective criteria. Mr. DiManno and Mr. Nielsen were each responsible for the performance of a regional operating unit, a practice area unit, or both. Performance for these units was largely measured by a combination of unit revenue and income growth over the course of the year. Mr. Allen and Mr. Lefaivre were each responsible for overall performance of the regional operating units and practice area units, as well as the consolidated performance of the Company. To determine bonus awards, the performance of each executive’s respective business unit was taken into account, along with the following factors:

—	Consolidated Company revenue growth and income growth

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—	NEO’s achievement of the goals and objectives set in the fall of 2012 and outlined in his career development and performance review (CDPR)

—	NEO’s performance in exhibiting and supporting collaboration and efforts Company-wide that were outside of his specific area of responsibility

No specific weighting is attributed to each of these factors, and the final determination of the individual’s bonus amount is made by the CEO, based on the evaluation of the above criteria during the 2013 CDPR process and ongoing assessment of the individual’s performance. The CEO also took into account benchmarking information provided by the Corporate Governance and Compensation Committee’s compensation consultants when determining the 2013 bonus amounts.

Restricted Share Units

The annual incentive bonus for our senior vice presidents in 2013 was paid out in two parts: (1) 75% in cash and (2) 25% in a grant of restricted share units. The grant of restricted share units—a short-term deferred incentive that is tied to the performance of our common shares—encouraged our executives to be accountable for the achievement of annual performance objectives and provided an opportunity for them to realize the benefits (or share the burden) of the short-term performance of our common shares.

Each restricted share unit is valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days prior to the payout date. The executive forfeits the restricted share units if he is terminated with cause. Restricted share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into common shares. Restricted share units are paid out in the cash value of the units on the second anniversary of the grant date or in the event of the earlier death of the executive.

The restricted share unit plan credits each outstanding unit with additional units on account of the payment of dividends. The number of additional restricted share units issued is equal to the aggregate amount of dividends that would have been paid to the unit holder if each restricted share unit granted and held by the unit holder on the record date had been a Stantec common share, divided by the dividend value. The dividend value (with respect to each share) means the weighted-by-volume average closing price of a share on the TSX for the 10 trading days immediately preceding the applicable dividend payment date. The additional units are, for all purposes, treated as if they had been included in the original grant to which they relate. No additional units are credited to any unit holder in relation to restricted share units that were previously forfeited, cancelled, or paid out as provided under the restricted share unit plan.

The following table demonstrates the restricted share unit awards to our NEOs, other than the CEO, over the past three years and the realized or realizable pay associated with the grants:

Restricted Share Units (RSUs)

Name	Year	RSUs Granted (#)	Grant Date Fair Value ($)	Distribution Date	RSUs with Dividend Adjustments (#)(1)	Fair Value at December 31, 2013 ($)(2)

Dan Lefaivre	2013 2012 2011	2,583 3,121 3,697	170,000 130,000 110,000	March 4, 2016 February 26, 2015 February 28, 2014	n/a 3,153 3,804	n/a 211,364 254,962
Rich Allen	2013 2012 2011	3,756 4,501 5,882	247,152 187,500 175,000	March 4, 2016 February 26, 2015 February 28, 2014	n/a 4,548 6,052	n/a 304,822 405,650
Tino DiManno	2013 2012 2011	2,013 2,641 3,235	132,500 110,000 96,250	March 4, 2016 February 26, 2015 February 28, 2014	n/a 2,668 3,328	n/a 178,857 223,101
Eric Nielsen	2013 2012 2011	1,467 1,860 2,302	96,544 77,500 68,500	March 4, 2016 February 26, 2015 February 28, 2014	n/a 1,879 2,368	n/a 125,965 158,757

(1)	The 2013 issuance of restricted share units occurred on March 4, 2014; thus the dividend adjustments for 2013 do not impact this grant.
(2)	The number of restricted share units has been rounded down to the closest whole unit for this table; however, fair value is calculated using the unrounded number. The value of the NEOs’ restricted share units as of December 31, 2013, was calculated using the weighted average of Stantec shares for the last 10 trading days of 2013 ($67.02). Because the 2013 grants were issued in 2014 but relate to 2013 performance, their value is not included in the total.

Stock Options

Stantec has had an employee share option plan in place since March 30, 1994, to provide stock options to key employees, including members of the executive leadership team. In 2013, the Company granted to key employees a pool of 455,000 options under the employee share option plan, with an exercise price of $41.75 and a three-year equal vesting schedule.

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This grant was allocated among 180 Stantec employees, including our leadership team. Mr. Allen, Mr. Lefaivre, Mr. DiManno, and Mr. Nielsen each received a grant of 5,000 options with a grant date fair value of $55,900.

Executive leadership team members were granted options on the recommendation of the CEO to the Corporate Governance and Compensation Committee. Previous grants of options are taken into account when issuing new options. The decision to award options in 2013 to any member of the executive leadership team (other than the CEO) was discretionary.

The process to determine the number of options that Stantec had available for issuance in 2013 was tied to the performance of the Company in 2012. The Corporate Governance and Compensation Committee identified two key goals that tie to the issuance of options: revenue growth and earnings per share growth. Thus, the total amount of options available in 2013 was dependent on:

•	Pre-tax, pre-bonus net income being between 8% and 12% of net revenue, and

•	Earnings per share (EPS) having grown from the previous year

The maximum number of options would have been issued if pre-tax, pre-bonus net income was 12% of net revenue or greater and if EPS growth of 15% was achieved. EPS was calculated as net income before goodwill impairments (a non-IFRS measure) divided by the weighted average number of common shares outstanding during the period. Each metric was equally weighted when determining the size of the available option pool.

The following table outlines the dilution and run rate of Stantec’s existing employee share option plan for the past two years. Percentages shown are as of December 31 for 2012 and 2013.

Rate	Description	2012	2013

Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding divided by the number of common shares outstanding.	3.21%	2.80%
Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year divided by the number of common shares outstanding.	0.82%	0.99%

Terms of the Employee Share Option Plan

Refer to Schedule E for a detailed description of the Stantec employee share option plan.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Stock Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax Free Savings Account (Group TFSA).

Under the Group RRSP, Stantec matches an employee’s contributions at 100% of the first 3% of the employee’s base salary. The Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employee contributions are used to purchase Stantec shares. Stantec matches employee contributions at 50% of the first 4% of the employee’s base salary (i.e., a maximum of 2% of the employee’s base salary). Together, Stantec’s maximum contribution has a matching potential of 5% of the employee’s base salary (3% for the Group RRSP and 2% for the registered or non-registered ESPP). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds. Each year, employees can contribute up to $5,500, plus any unused contribution room from previous years, into their Group TFSA.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary and cash bonus (together, these amounts are the Eligible Compensation) and at 50% on the next 2% of Eligible Compensation. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 0.5% of Eligible Compensation if the employee contributes 1% and at 1% of Eligible Compensation if the employee contributes 2% or more.

Service Awards

Stantec’s Milestone Service Award Program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every five years thereafter. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

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Canadian employees receive a one-time lump-sum contribution to the employee’s non-registered ESPP of $500 for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US and Puerto Rico employees receive a one-time lump-sum contribution, which is used to purchase Stantec stock under the ESPP, in the amount of US$500 per 5 years of service to a maximum of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

Our Decision-Making Process

The Corporate Governance and Compensation Committee is responsible for determining the principles of executive compensation on behalf of the board and administering executive compensation policies. The committee develops programs designed to effectively achieve the Company’s primary compensation objectives.

The committee is composed of three independent directors. At 2013 year end, the directors were Susan Hartman (chair), Delores Etter, and Donald Lowry. Each committee member brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

Approval Process

CEO Compensation

In 2013, the compensation of our CEO was governed by the terms of the 2009 CEO Contract. When Mr. Gomes was appointed as CEO, the Corporate Governance and Compensation Committee determined the elements of his employment agreement. The committee then recommended those elements to the board for approval and negotiated the agreement with him on behalf of the board. The board ultimately approved the final contract.

Anticipating the expiry of the 2009 CEO Contract, the committee engaged Mercer (Canada) Limited as an outside compensation consultant in 2013. Mercer assisted them with drafting and negotiating a new employment agreement with Mr. Gomes. The committee worked with Mercer to determine market-appropriate terms and conditions, and negotiated and approved the final agreement in December 2013.

Executive Compensation

Annually, the Corporate Governance and Compensation Committee reviews and approves the compensation programs available to Company executives and the performance criteria associated with the annual incentive bonus and stock option grants. The compensation of each individual NEO (other than that of the CEO) is recommended by the CEO, then reviewed and approved by the committee.

During 2013, the Corporate Governance and Compensation Committee worked with the CEO and Mercer to update our compensation programs for 2014 to reflect our new organizational structure and support long-term growth of the Company. With respect to decisions regarding compensation for 2013, the Corporate Governance and Compensation Committee received a report from the CEO at the September meeting in 2012 outlining any recommended changes for executive compensation in 2013. At that time, the committee reviewed the Company’s executive compensation policies, including the annual incentive bonus calculation policy, the employee share option plan, and the method of calculating the options available for issuance in the coming year. Recommendations for base salary increases were considered and approved by the committee at its November meeting and took effect in January, 2013. Annual incentive bonus awards and option grants were recommended to the committee in February 2014 by the CEO following substantial completion of the Company’s annual financial statements.

Independent Advice

As part of the Corporate Governance and Compensation Committee’s ongoing review of our compensation practices in 2013, the committee retained an independent consultant to provide compensation advisory services. The committee issued a request for proposal to three firms in March 2013, and after the selection process, awarded the mandate to Mercer on April 1, 2013.

As part of the selection process, the committee considered whether Mercer provided compensation advisory services or any other services to management and directors, or to members of management personally. Mercer does not provide compensation services to any of these parties. Mercer has provided management with access to its annual compensation survey data for our overall employee population, as well as some consulting services related to the service delivery model used by our People and Practice group. In addition, Mercer had previously acted as the 401(k) plan third party administrator for one of our acquired firms, and they continued to assist us in that function until the plan was wound down at the end of 2012. The committee determined that the scope and number of these services would not compromise the

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ability of Mercer to provide independent advice about executive compensation to the committee. The table below sets out the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer or its affiliates for the other services described above.

Fees Paid to Mercer (Canada) Limited

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)

2012	0	73,784
2013	245,100	77,779

  Mercer’s mandate in 2013 was to perform the following:

•	Review and provide advice on our executive compensation philosophy

•	Redesign our executive compensation program and develop new short- and long-term incentive plans

•	Conduct a risk assessment of the new executive compensation program to confirm from a design perspective that there are no material risks that could have a material adverse effect on the Company

•	Benchmark CEO compensation against our peer group and provide advice on CEO compensation structure

•	Review and provide advice on employment agreements for our CEO, COO, CFO, and executive vice presidents

•	Review and provide advice on share ownership guidelines and share retention policy for our CEO, COO, CFO, and executive vice presidents

•	Provide advice on the rollout and implementation of the new executive compensation program

Mercer was also engaged by management to assist with the rollout and communication of the new executive compensation program to our leadership team. The committee was aware of and supported this engagement due to Mercer’s extensive knowledge of the plan and was of the view that Mercer’s providing these services to management would not compromise Mercer’s independence.

Mercer met with the committee three times during the year, then had one meeting with the full board of directors. The committee determined it was not necessary to put a preapproval policy in place for other services rendered by Mercer or its affiliates for two reasons: (1) the nature and scope of Mercer’s mandate was limited to the above parameters for 2013 and early 2014 and (2) Mercer is not providing ongoing advisory services to the committee at this time. The committee is determining its need for ongoing executive compensation advisory services in 2014, and, as part of that determination, is considering the need for a related preapproval policy.

In 2012, the committee retained Hewitt Associates, LLC, operating as Aon Hewitt, to collect data with respect to Stantec’s executive compensation programs, analyze and evaluate that data, and benchmark the data to a compensation comparator peer group developed with the Corporate Governance and Compensation Committee. The table below sets out the fees paid to Aon Hewitt for its executive compensation engagement and the fees paid to affiliates of Aon Hewitt for other services described below.

Fees Paid to Aon Hewitt

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)(1)

2012	41,983	3,147,334
2013	0	3,041,191

(1)	The amounts listed here are fees paid to Aon Reed Stenhouse Inc. and Aon Risk Services Central Inc., both affiliates of Aon Hewitt that provide insurance brokerage services to Stantec for various general liability insurance policies and place certain performance or other bonds necessary in the course of business. Aon Hewitt did not provide other compensation-related services to the Company.

Benchmarking

Historically, the Corporate Governance and Compensation Committee has targeted base salaries for our executives that provide a fixed level of compensation at the mid-range for comparable positions and annual incentive bonuses and long-term incentives at higher-than-market ranges if applicable performance goals are met. Benchmarking was done based on management and industry surveys, as well as on management’s internal assessment of market salaries and target bonuses for similar positions.

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In October 2012, Aon Hewitt performed executive compensation benchmarking against a comparator group of 15 compensation peer companies. Throughout 2013, the committee and Mercer also used this peer group while developing our Company’s updated approach to executive compensation, which took effect in January 2014. While developing the list, the committee considered industry classification, country of residence, total revenue, and market capitalization of each peer to create a comparator group that reflects a range of relevant industry peers, as well as peers of a similar size and location.

The compensation peer companies follow:

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)	Market Capitalization ($) (mm)

URS Corp	Construction and Engineering	US	11,529	4,206
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	8,029	7,254
Quanta Services, Inc.	Construction and Engineering	US	6,506	7,104
Chicago Bridge & Iron, Co.	Construction and Engineering	US	9,824	9,474
Foster Wheeler AG	Construction and Engineering	US	3,249	3,442
Mastec Inc.	Construction and Engineering	US	4,180	2,679
AECON Group Inc.	Construction and Engineering	Canada	3,111	903
WS Atkins	Business Support Services	UK	2,852	2,496
Tetra Tech Inc.	Environmental and Facilities Services	US	2,666	1,903
Churchill Group	Construction and Engineering	Canada	1,099	234
IHS Inc.	Research and Consulting Services	US	1,877	8,525
Dycom Industries Inc.	Construction and Engineering	US	1,834	994
Bird Construction	Construction and Engineering	Canada	1,388	553
WSP Global Inc.	Construction and Engineering	Canada	2,002	1,652
Michael Baker Corp.	Construction and Engineering	US	588	n/a(1)

Stantec Inc.	Research and Consulting Services	Canada	1,772	3,068

(1)	Michael Baker Corp. was acquired in October 2013.

Net revenue figures are on a trailing 12-month basis as of Q3 2013 and have been converted to Canadian dollars based on the average exchange rate over the same period. Market capitalization figures are as of December 31, 2013, and have been converted to Canadian dollars based on the year-end exchange rate.

Aon Hewitt’s findings in 2012 indicated that our NEOs’ base salaries were generally at or below the twenty-fifth percentile and their total cash compensation and total direct compensation were in the lower-to-median pay levels.

In October 2013, the committee requested Mercer to update the information it received from Aon Hewitt with respect to the CEO and review the compensation of our CEO versus the above peer group. The Mercer review showed that in 2013 our CEO fell significantly below the 25th percentile of the peer group on base salary and long-term incentive compensation and well above the peer group median on short-term incentives. As a result of these findings, effective January 1, 2014, the Committee raised our CEO’s base salary to near the peer group median and rebalanced the total compensation mix by reducing the emphasis on short-term incentives and increasing the focus on long-term incentives.

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continuously reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk taking by our executives. The following components in our executive compensation programs mitigate risk:

Mix of Fixed and At-Risk Pay

In 2013, we offered an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives, to our executives. The performance metric of pre-tax, pre-bonus net income used for our annual incentive bonus program for our CEO and all other bonus-eligible employees, ensured that the interests of our executives were aligned with achieving profitable growth year over year. Paying our executives (other than the CEO) 25% of the annual incentive bonus in restricted share units with a two-year payout period provided them with an appropriate incentive to make decisions that were in the long-term interests of shareholders. Stock options awarded to our executives (other than the CEO) vest over a three-year period, motivating executives to create long-term shareholder value.

Our CEO’s long-term incentive award of deferred share units is not monetized until he retires, motivating him to create longer-term shareholder value for the duration of his tenure as CEO.

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Executive Leadership Succession Planning

The committee is responsible for oversight of the executive leadership succession planning process, particularly for CEO succession planning. The committee adopted a CEO succession-planning framework outlining the steps it will take in accordance with its work plan to manage both critical and long-term succession planning.

The committee receives a quarterly report from the CEO about the critical and long-term succession planning measures for the CEO and key leadership positions at Stantec. At each in-person meeting, the board hears presentations from and meets with key employees. Since these employees are potential successor candidates for executive positions, the board can engage with a robust internal candidate pool.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our executives with the interests of our shareholders. As a result, the board has adopted share ownership requirements for executive officers.

In 2013, our CEO was required to own 3.1 times his base salary in shares or deferred share units (with at least 2.0 times his base salary held in shares). Every NEO was required to own 1.1 times his base salary in shares.

The table below sets out (1) the common shares and either the deferred share units or restricted share units held by each NEO, (2) his share ownership expressed as a percentage of base salary, demonstrating compliance with our policy as of December 31, 2013, and (3) the total amount of equity held by the NEO that is at risk. The value of each common share used for this calculation is the closing market price on the TSX on December 31, 2013 ($65.86). The value of each restricted share unit and deferred share unit was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2013 ($67.02).

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Eligible Value as a Multiple of Base Salary(1)	Meeting Guideline?	Value of RSUs Held ($)	Total Value at Risk ($)(2)

Bob Gomes	5,407,106	3,943,233	24.93		n/a	9,350,339
Rich Allen	1,292,634	n/a	3.15		710,472	2,003,106
Dan Lefaivre	1,501,937	n/a	4.04		466,326	1,968,263
Tino DiManno	757,061	n/a	2.02		401,958	1,159,019
Eric Nielsen	3,738,806	n/a	9.59		284,722	4,023,528

(1)	The value of the restricted share units held by executive officers does not count toward our minimum equity requirements. As such, the value of restricted share units held by executive officers is not included in this calculation. Because deferred share units are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included the value of his deferred share units in this calculation.
(2)	The total value at risk for our CEO includes the value of the common shares he holds and his deferred share units. The total value at risk for the remaining NEOs includes the value of the common shares they hold and their restricted share units.

Executive Compensation Clawback Policy

In 2012, the board adopted an executive compensation clawback policy. The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in situations where:

•	The amount of a bonus or incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company’s financial statements

•	The amount of the bonus or incentive compensation that would have been awarded to, or the profit realized by, the executive had the financial results been properly reported would have been lower than the amount actually awarded or received

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No Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in value of equity securities of the Company.

Performance Graph

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2008, assuming reinvestment of dividends, against the total return of the S&P/TSX Composite Total Returns Index.

Overall, the total compensation awarded to our NEOs has remained relatively consistent in the past five years. The realized value of compensation awarded that is tied to the Company’s share performance—namely DSUs awarded to our CEO and RSUs and stock option grants awarded to our NEOs (other than the CEO)—will align with shareholder value realized over the term of the awards. Our annual bonuses are responsive to our annual performance (as described in this Compensation Discussion and Analysis), although they are earned on measures other than short-term share price performance. We believe the performance measures used to assess compensation awards for our executives align well with our stated compensation philosophy of attracting and retaining the leadership Stantec depends on for its success. The performance measures also align total compensation with the interests of our shareholders by motivating our leadership team to achieve short- and long-term financial and strategic objectives that will ultimately enhance shareholder value.

50	2014 Management Information Circular

2013 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO and the next three most highly compensated executive officers, who, collectively, are our named executive officers (NEOs).

Name and Principal Position(10)	Year	Salary ($)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value(3) ($)	All Other Compensation ($)	Total Compensation ($)

			Share- Based Awards(1)	Option- Based Awards(2)	Annual Incentive Plan Bonus	Long-Term Incentive Plans

Bob Gomes President & CEO	2013 2012 2011	375,005 375,005 375,005	409,500(4) 394,538(4) 375,000(4)	- - -	2,513,337 2,073,275 1,753,870	- - -	7,500 7,500 17,452	2,000(6) - -	3,307,342 2,850,318 2,521,327
Dan Lefaivre Senior Vice President & CFO	2013 2012 2011	372,120 300,008 299,046	170,000(5) 130,000(5) 110,000(5)	55,900 - 55,000	510,000 390,000 330,000	- - -	18,606 15,000 14,952	- - -	1,126,626 835,008 808,998
Rich Allen(7) Senior Vice President & COO	2013 2012 2011	410,935 374,853 370,916	247,152(5) 187,500(5) 175,000(5)	55,900 - -	741,456 562,500 525,000	- - -	20,430 19,135 17,415	2,408(8) 8,499(8) 11,441(8)	1,478,281 1,152,487 1,099,772
Tino DiManno Senior Vice President	2013 2012 2011	374,043 323,084 300,008	132,500(5) 110,000(5) 96,250(5)	55,900 42,350 55,000	397,500 330,000 288,750	- - -	16,832 15,952 15,000	- - 2,250(6)	976,775 821,386 757,258
Eric Nielsen(7) Senior Vice President	2013 2012 2011	390,012 378,575 374,598	96,544(5) 77,500(5) 68,500(5)	55,900 42,333 55,000	289,631 232,500 205,500	- - -	16,866 15,956 15,588	6,780(8) 9,767(8) 15,877(9)	855,733 756,631 735,063

(1)	Mr. Gomes receives share-based awards in the form of deferred share units. He is awarded a quarterly allotment of units with a cash value of $93,750 at the time of grant. The number of units granted is based on the closing market price of Stantec’s shares on the grant date. All other NEOs receive share-based awards in the form of restricted share units. The cash value of the units awarded is equal to 25% of the recipient’s annual incentive bonus. The number of units granted is based on the closing market price of Stantec’s shares on the grant date.

(2)	Options for common shares of Stantec. The fair values of options disclosed in this table have been estimated at the date of the grant using a Black-Scholes option-pricing model with the following weighted average assumptions: 2013—Option Life = 7 years, Risk-Free Interest Rate = 1.44%, Volatility = 34.96%, and Expected Hold Period to Exercise = 4.5 years; 2012—Option Life = 7 years, Risk-Free Interest Rate = 1.39, Volatility = 39.08%, and Expected Hold Period to Exercise = 4.5 years; 2011—Option Life = 7 years, Risk-Free Interest Rate = 2.63, Volatility = 37.05%, and Expected Hold Period to Exercise = 5.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payments used for accounting purposes.

(3)	Represents payments made to the NEO’s registered retirement savings and employee share purchase plan.

(4)	Mr. Gomes was awarded deferred share units as prescribed under his employment agreement with the Company for his role as president and CEO. In 2013, Mr. Gomes was credited with additional deferred share units to account for the issuance of dividends. Further details regarding his employment contract are found under the CEO Compensation heading in the Executive Compensation Overview section of this circular.

(5)	Represents the grant date fair value of restricted share units awarded to the NEO. The 2013 restricted share units were granted on March 4, 2014, at a price of $65.80 per unit. Further details regarding the restricted share unit plan can be found in the Executive Compensation Overview section of this circular. The restricted share units represent 25% of short-term incentive compensation (the remaining 75% appears in the Annual Incentive Plan Bonus column).

(6)	Represents a payment to the NEO for a Milestone Service Award. Mr. Gomes received recognition for 25 years of service in 2013. Mr. DiManno received recognition for 25 years of service in 2011.

(7)	Mr. Allen and Mr. Nielsen receive their base salary, bonus, long-term incentive, pension, and other compensation in US dollars. The amounts reflected in the table above are the Canadian dollar equivalents of US compensation based on an average annual currency exchange rate. In 2013, the exchange rate was $1.0298; in 2012, it was $0.9996; and in 2011, it was $0.9891.

(8)	Represents a payout to the NEO of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies.

(9)	Represents a payout to the NEO of vacation time that the officer had accrued but not taken within the time limits prescribed under Stantec policies, as well as a payout to the NEO for a Milestone Service Award. Mr. Nielsen received recognition for 25 years of service in 2011.

(10)	Principal positions are stated as of December 31, 2013. Effective January 1, 2014, the roles for Mr. Lefaivre, Mr. Allen, Mr. DiManno, and Mr. Nielsen changed from senior vice president to executive vice president.

Stantec Inc.	51

Outstanding Option-Based and Share-Based Awards

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-The- Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(3)

Bob Gomes	10,000	30.61	August 17, 2014	625,950	-	-	3,943,233
	7,500	29.40	August 18, 2015
Rich Allen	10,000	30.61	August 17, 2014	746,500	4,548	304,822	0
	7,500	29.40	August 18, 2015
	5,000	41.75	February 26, 2020
Dan Lefaivre	5,000	30.61	August 17, 2014	665,150	3,153	211,364	0
	5,000	29.40	August 18, 2015
	5,000	28.65	January 28, 2018
	5,000	41.75	February 26, 2020
Tino DiManno	7,500	29.40	August 18, 2015	760,600	2,668	178,857	0
	5,000	28.65	January 28, 2018
	5,000	29.75	February 28, 2019
	5,000	41.75	February 26, 2020
Eric Nielsen	7,500	29.40	August 18, 2015	760,600	1,879	125,965	0
	5,000	28.65	January 28, 2018
	5,000	29.75	February 28, 2019
	5,000	41.75	February 26, 2020

(1)	The closing price of Stantec shares of $65.86 as of December 31, 2013, was used to calculate the aggregate value.
(2)	Mr. Lefaivre, Mr. Allen, Mr. DiManno, and Mr. Nielsen received restricted share units on March 4, 2013, February 26, 2013, February 28, 2012, and January 26, 2011; however, each of these restricted share unit grants are related to 2013, 2012, 2011, and 2010 executive compensation respectively, since a portion of each executive’s cash bonus was directed toward the issuance of these units. The weighted average of Stantec shares for the last 10 trading days of 2013 was $67.02, which was used to calculate the aggregate value.
(3)	Mr. Gomes was awarded deferred share units through his employment contract for 2013. The value of the units is reflected in the Summary Compensation Table for Named Executive Officers under the column Long-Term Compensation, Share-Based Awards. The entire 2013 grant vested in 2013. The weighted average of Stantec shares for the last 10 trading days of 2013 was $67.02, which was used to calculate the aggregate value.

Incentive Plan Awards—Value Vested or Earned during the Year

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)	Non-Equity Incentive Plan Compensation— Value Earned during the Year ($)

Bob Gomes	0	409,500	2,513,337
Rich Allen	0	235,282	741,456
Dan Lefaivre	18,892	145,024	510,000
Tino DiManno	40,417	159,502	397,500
Eric Nielsen	40,417	115,779	289,631

(1)	For Mr. Lefaivre, one-third of the options granted in 2011 under the employee share option plan vested in 2013. For Mr. DiManno and Mr. Nielsen, one-third of the options granted under the employee share option plan in 2010 and 2011 vested in 2013.
(2)	For Mr. Gomes, this represents the value of deferred share units awarded to him in 2013. For Mr. Lefaivre, Mr. Allen, Mr. DiManno, and Mr. Nielsen, this represents the value of restricted share units issued as part of their 2011 compensation that vested in 2013. Values for RSUs are based on actual payout. Further details regarding the restricted share unit plan can be found in the Executive Compensation Overview section of this circular.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a) (#)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)

Equity compensation plans approved by security holders	1,305,415	33.60	743,570(1)

(1)	This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec share option plan (4,487,026), less the 2,438,041 Stantec options that have been exercised, less the 1,305,415 Stantec options outstanding as at December 31, 2013.

52	2014 Management Information Circular

Employment Contracts

Benefits on Termination and Change of Control

The following tables summarize the payments which would have been owed to each of our NEOs in the event of the termination of their employment or a change of control. The payments described relate to the employment agreements the Company had with each NEO effective December 31, 2013. Each NEO has since entered into a new employment agreement with the Company; the terms are summarized in the Executive Compensation Overview for 2014 section of this circular and will be presented in more detail in our 2015 circular.

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause

Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than as may be calculated in severance payment	No bonus eligibility other than as may be calculated in severance payment	Not eligible for annual bonus
Vested Stock Options(2)	Must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of termination; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of termination; options remaining unexercised after that period are cancelled
Unvested Stock Options(2)	Cancelled	Cancelled	All options immediately vest and must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Cancelled
Deferred Share Units	Payout of previously granted DSUs within 60 days of resignation	Payout of previously granted DSUs within 60 days of termination	Payout of previously granted DSUs within 60 days of resignation	Payout of previously granted DSUs within 60 days of termination
Other Benefits including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable	Unpaid salary earned to the date of termination together with the greater of • A prorated bonus for the year in which the termination of employment occurs or • $1,000,000	Unpaid salary earned to the date of cessation of employment together with the greater of • A prorated bonus for the year in which the cessation of employment occurs or • $1,000,000(3)	No severance payable
(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within six months preceding or two years following a change of control, (a) Mr. Gomes’s salary is reduced or (b) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of Mr. Gomes’s employment agreement, would occur when a person acquires more than 50% of our common shares or when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board.
(2)	Although Mr. Gomes is not eligible to receive options in his role as CEO, he was issued options prior to the commencement of his current role.
(3)	The severance payment is also subject to a “single trigger”. At Mr. Gomes’s option, within six months of a change of control, Mr. Gomes may terminate his employment agreement with three months’ written notice. If he resigns, Mr. Gomes will be entitled to receive the severance payment.

Mr. Gomes’s 2009 CEO Contract restricted him for a period of 2 years following the termination of his employment from (1) soliciting Stantec employees or clients, (2) competing with Stantec in the provinces of Alberta, British Columbia, Manitoba, Saskatchewan, and Ontario, and (3) competing with Stantec on any work being performed by Stantec or for which a proposal was submitted within two years before his termination.

Stantec Inc.	53

Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Termination for Cause

Annual Bonus Program	Forfeits bonus eligibility	No bonus eligibility other than as may be calculated in severance payment	No bonus eligibility other than as may be calculated in severance payment	Not eligible for annual bonus
Vested Stock Options	Must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of termination; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Must exercise within 30 days of effective date of termination; options remaining unexercised after that period are cancelled
Unvested Stock Options	Cancelled	Cancelled	All options immediately vest and must exercise within 30 days of effective date of resignation; options remaining unexercised after that period are cancelled	Cancelled
Restricted Share Units	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Payout of previously granted but unpaid RSUs within 60 days of the regularly scheduled release date	Immediately vests and payment of Special Value calculated in accordance with the terms of the RSU plan Double trigger requirement does not apply(2)	Forfeits all unvested and unpaid RSUs
Other Benefits including RRSP and ESPP Programs	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Severance Payment	No severance payable

The greater of

•     A prorated bonus based on previous year’s annual bonus and a payment in the sum of $300,000 or

•     Working notice or pay in lieu equal to one month per year of service to a maximum of 18 months

The greater of

•     A prorated bonus based on previous year’s annual bonus and a payment in the sum of $300,000 or

•     Working notice or pay in lieu equal to one month per year of service to a maximum of 18 months(3)

No severance payable
(1)	The “double trigger” provisions are fulfilled if (1) a change of control occurs and (2) within six months preceding or two years following a change of control, (a) an NEO’s salary is reduced or (b) his bonus is reduced to less than his previous year’s bonus. A change of control, for the purpose of the employment agreements, would occur when a person acquires more than 50% of our common shares or when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the board.
(2)	The double-trigger requirement does not apply to previously granted restricted share units. Change of control for the purpose of triggering a right to payment of the “Special Value” of RSUs is deemed to occur if “. . . any person or any group of two or more persons acting jointly or in concert acquires (within the 12-month period preceding the most recent acquisition by such persons), directly or indirectly, or acquires the right to control or direct the beneficial ownership of the Corporation possessing 50% or more of the outstanding total voting power of the securities of the Corporation or any successor to the Corporation, in any manner . . . .” “Special value” is based on either the weighted average price paid by the acquirer for the common shares or the volume weighted average on the TSX (further described in the RSU plan).
(3)	The severance payment is also subject to a “single trigger”. At the NEO’s option, within six months of a change of control, the NEO may terminate his employment agreement upon three months’ written notice. In the event of such resignation, the NEO will be entitled to receive the severance payment.

As of December 31, 2013, all NEOs (other than our CEO) had contracts restricting them from soliciting Stantec’s employees or clients or performing work for our clients for a period of one year following termination of their employment.

Termination Payment Calculation

The following table presents the amount we would have to pay to each NEO if a triggering event (i.e., a termination without cause or a change of control payment trigger) occurred on the last business day of 2013, Stantec’s most recently completed financial year:

Name	Currency	Termination Payout ($)

Bob Gomes	CAD	2,513,337

Rich Allen	USD	862,500

Dan Lefaivre	CAD	690,000

Tino DiManno	CAD	630,000

Eric Nielsen	USD	568,090

54	2014 Management Information Circular

Stantec Long-Term

Incentive Plan

Overview of the Plan

Purpose of the Plan

The purpose of the Stantec Long-Term Incentive Plan (the Stantec LTIP) is to strengthen Stantec by providing incentives to the employees of the Company and its subsidiaries that will encourage them to devote their abilities and industry to the success of the Company and its business enterprises. The Stantec LTIP is an omnibus plan, designed to allow for a broad range of equity-based compensation awards, that will provide the Company with the flexibility to compensate key employees. We believe that equity-based compensation aligns the interests of executives and key employees with the interests of our shareholders.

Currently, the employee share option plan gives Stantec the ability to issue only stock options, subject to time-based vesting. The current plan does not provide for flexibility to attach performance vesting hurdles to our equity-based compensation vehicles, a key market practice that will allow the Company to further align the goals of leadership with those in the long-term interests of shareholders. The Stantec LTIP supports the issuance of equity-based compensation with performance-based as well as time-based vesting.

Shares Authorized for Issuance under the Plan

The Stantec LTIP authorizes up to a maximum of 2,500,000 of the Company’s common shares (representing 5.4% of our issued and outstanding shares as of March 20, 2014) to be granted as awards under the plan. Our board of directors has approved the Stantec LTIP, subject to regulatory and shareholder approval. At the meeting, shareholders will be asked to pass a resolution approving the adoption of the Stantec LTIP (described in more detail below). If approved by shareholders at the meeting, the Stantec LTIP will be effective as of, and govern awards granted following, the date that shareholder approval is obtained (the Effective Date).

Stock options granted under the existing employee share option plan (the ESOP) will continue to be governed by the terms of the ESOP. If the Stantec LTIP is approved by shareholders and becomes effective, then no further awards will be issued under the ESOP. The 2,500,000 shares available for issuance under the Stantec LTIP includes the following:

•	Shares that on the Effective Date of the Stantec LTIP are available to be granted under the ESOP but which are not then subject to awards previously granted under the ESOP

•	Any issued ESOP options that are cancelled, forfeited, or are otherwise not exercisable, other than by reason of the exercise or settlement of those options for shares

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares, shares which have been acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery, or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

Stantec Inc.	55

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 500,000 shares may be made the subject of performance share units or restricted share units

•	Aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•	Number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•	Number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, upon settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

Administration of the Plan

The Stantec LTIP will be administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee will determine who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include:

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

56	2014 Management Information Circular

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include:

•	An increase in the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•	Any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	An increase in the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	An extension of the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Any other amendment to the Stantec LTIP that is not: (a) an amendment made to maintain continued compliance with applicable laws or regulations, or (b) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

Award Adjustments

The Committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Stantec Inc.	57

Awards Available under the Plan

Summary of Available Awards

Our goal in creating the new Stantec LTIP was to provide the Company with a long-term incentive plan that gives the flexibility and opportunity to use various compensation vehicles in a way that supports our updated compensation philosophy. Under the Stantec LTIP, the Company can issue five awards, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle

Options	Gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.

Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as covered by the option and is subject to the same terms and conditions. A recipient can choose to either exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

Dividend Equivalent Rights	Gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.

Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU upon meeting the applicable vesting criteria.

Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria, gives the recipient the right to receive payment equal to either (1) the fair market value of the shares on the applicable date or (2) a percentage of the fair market of the shares on the applicable date, based upon attainment of performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

Performance Objectives

Under the Stantec LTIP, the Committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these; or, other than with respect to 162(m) awards, any other metric approved by the Committee. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The Committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications is permitted to the extent it would cause a 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

58	2014 Management Information Circular

Details of Each Award Vehicle

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for both incentive stock options as defined under section 424 of the U.S. Internal Revenue Code and non-qualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, bank draft, or by tender of other property acceptable to the Committee. The Committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The Committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The Committee may accelerate the exercisability of an option at any time. The Committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP plan are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares as to which the SAR is being exercised. At the time of the grant, the Committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the Committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of these. If the amounts payable are deferred, the Committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the Committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of such dividend equivalent right may not be contingent upon or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the fair market value of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the Committee when the RSUs were granted. The award of an RSU may be made contingent upon such conditions as established by the Committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The Committee may provide for the settlement of the RSUs in cash or in shares (at the fair market value), or a combination of these. The Committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

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Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent upon such conditions established by the Committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares, and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the fair market value of a share on the date the PSU was granted, became vested, or any other date specified by the Committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objective attainment. In no event shall the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The Committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the Committee may provide a limitation on the amount payable in respect of each PSU.

Effect of Termination of Employment on Awards

The Stantec LTIP contains provisions concerning the treatment of awards upon termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the Committee at any time before or after the recipient’s termination of employment, with the consent of the grantee.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for a period of 90 days following the termination date. If the recipient dies within that 90-day period, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

Exceptions to the above treatment of awards upon termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment upon Death

•	Options and SARs – become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level, and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Disability

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable prior to the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

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Treatment upon Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•	Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Termination following a Change in Control

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – become immediately exercisable as of the termination date

•	Unvested RSUs – become fully vested as of the termination date and will be settled as described in the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or an acquisition of all of the issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or, if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to all of the conditions, restrictions, and performance criteria which were applicable to the awards prior to the transaction taking place.

If a change of control is also a Transaction (as described above), the recipient’s outstanding awards will be treated as follows immediately upon the occurrence of the change in control.

•	Options and SARs – become immediately exercisable

•	Unvested RSUs – become fully vested and settled in accordance with the terms of the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days following the change of control

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Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP.

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company, or engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards or proceeds therefrom granted under the Stantec LTIP are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the Committee may grant, settle, or administer awards on different terms and conditions from those specified in the Stantec LTIP as the Committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

Awards Granted under the Plan

On March 4, 2014, the board of directors approved granting 401,963 options to eligible employees under the Stantec LTIP (the 2014 Options). The board approved this grant prior to the Stantec LTIP receiving shareholder approval in order to maintain consistency with the timing of the Company’s previous option grants, which have historically occurred in the first quarter of our financial year.

The 2014 Options have a term of seven years, expiring on March 4, 2021, with a three-year equal vesting schedule and an exercise price of $65.80. Of the 2014 Options granted, 65,574 were granted to the Company’s officers, and the remaining 336,389 were granted to other eligible employees. There were a total of 212 option recipients this year.

Should the Company’s shareholders not ratify the grant of the 2014 Options, these options will be cancelled forthwith.

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Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular refer to Canadian dollars.

Interest of Certain Persons in Matters to be Acted Upon

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

2014 Shareholder Proposals

Shareholder proposals must be submitted no later than December 20, 2014, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2014 annual shareholders’ meeting.

Continuous Disclosure

To obtain copies of this circular, the Company’s Annual Information Form for the year ended December 31, 2013, or the Company’s Annual Report (which includes the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2013, do one of the following:

•	Go to the Company’s website at www.stantec.com to make copies

•	Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6

You may also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at www.sedar.com. Financial information for Stantec is provided in the Company’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2013. Both documents can be found in our 2013 Annual Report.

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Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. We invite you to comment using the following contact information:

Investor Relations	General Inquiries
Telephone: (780) 969-3349	Stantec Inc.
Fax: (780) 917-7330	10160 – 112 Street
Email: ir@stantec.com	Edmonton, Alberta, Canada T5K 2L6
Telephone: (780) 917-7000
Fax: (780) 917-7330
Website: www.stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern
Senior Vice President, Secretary and General Counsel

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Schedule A

Bylaw No. 2

A bylaw relating generally to the transaction of the business and affairs of Stantec Inc.

Contents

One	-	Interpretation

Two	-	Business of the Corporation

Three	-	Borrowing and Security

Four	-	Directors

Five	-	Committees

Six	-	Officers

Seven	-	Protection of Directors, Officers and Others

Eight	-	Shares

Nine	-	Dividends and Rights

Ten	-	Meetings and Shareholders

Eleven	-	Notices

Twelve	-	Effective Date and Repeal

BE IT ENACTED as a bylaw of the Corporation as follows:

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Table of Contents

Article 1. Interpretation		68

1.1	Definitions	68

Article 2. Business of the Corporation		69

2.1	Registered Office	69
2.2	Corporate Seal	69
2.3	Financial Year	69
2.4	Execution of Instruments	69
2.5	Banking Arrangements	69
2.6	Voting Rights in Other Bodies Corporate	69
2.7	Divisions	69

Article 3. Borrowing and Security		70

3.1	Borrowing Power	70
3.2	Delegation	70

Article 4. Directors		70

4.1	Number of Directors	70
4.2	Qualification	70
4.3	Election and Term	70
4.4	Advance Notice of Director Nominations	71
4.5	Removal of Directors	72
4.6	Vacation of Office	73
4.7	Appointment of Additional Directors	73
4.8	Action by the Board	73
4.9	Canadian Directors Present at Meetings	73
4.10	Meeting by Telephone	73
4.11	Signed Resolutions	73
4.12	Place of Meetings	73
4.13	Calling of Meetings	73
4.14	Notice of Meeting	74
4.15	First Meeting of New Board	74
4.16	Adjourned Meeting	74
4.17	Regular Meetings	74
4.18	Chair	74
4.19	Quorum	75
4.20	Votes to Govern	75
4.21	Conflict of Interest	75
4.22	Remuneration and Expenses	75

Article 5. Committees		75

5.1	Committees of the Board	75
5.2	Transaction of Business	75
5.3	Audit Committee	75
5.4	Advisory Bodies	75
5.5	Procedure	75

Article 6. Officers		76

6.1	Appointment	76
6.2	Chair of the Board	76
6.3	Chief Executive Officer	76
6.4	Chief Operating Officer	76
6.5	Secretary	76
6.6	Chief Financial Officer	76
6.7	Powers and Duties of Officers	76
6.8	Term of Office	77
6.9	Agents and Attorneys	77
6.10	Conflict of Interest	77

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Article 7. Protection of Directors, Officers and Others		77

7.1	Limitation of Liability	77
7.2	Indemnity	77
7.3	Advance of Costs	77
7.4	Additional Circumstances	77
7.5	Insurance	78

Article 8. Shares		78

8.1	Allotment of Shares	78
8.2	Commissions	78
8.3	Registration of Transfers	78
8.4	Non-recognition of Trusts	78
8.5	Share Certificates	78
8.6	Replacement of Share Certificates	78
8.7	Joint Shareholders	79
8.8	Deceased Shareholders	79
8.9	Transfer Agents and Registrars	79
8.10	Record Dates	79

Article 9. Dividends		79

9.1	Dividends	79
9.2	Dividend Cheques	79
9.3	Record Date	79

Article 10. Meetings of Shareholders		80

10.1	Annual Meetings	80
10.2	Special Meetings	80
10.3	Place of Meetings	80
10.4	Participation in Meeting by Electronic Means	80
10.5	Meeting held by Electronic Means	80
10.6	Notice of Meetings	80
10.7	List of Shareholders Entitled to Notice	80
10.8	Record Date for Notice	81
10.9	Meetings Without Notice	81
10.10	Chair, Secretary and Scrutineers	81
10.11	Persons Entitled to be Present	81
10.12	Quorum	81
10.13	Proxyholders and Representatives	81
10.14	Joint Shareholders	82
10.15	Votes to Govern	82
10.16	Show of Hands	82
10.17	Ballots	82
10.18	Adjournment	82

Article 11. Notices		83

11.1	Method of Giving Notices	83
11.2	Notice to Joint Shareholders	83
11.3	Computation of Time	83
11.4	Undelivered Notices	83
11.5	Omissions and Errors	83
11.6	Persons Entitled by Death or Operation of Law	83
11.7	Waiver of Notice	83
11.8	Interpretation	84
11.9	Electronic Documents	84

Article 12. Effective Date		84

12.1	Effective Date	84
12.2	Repeal	84

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Article 1.   Interpretation

1.1	Definitions:

In the bylaws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, and the regulations to the Act, as from time to time amended;

“affiliate” means, in respect of any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with the first mentioned person; and “control” means, with respect to the definition of “affiliate”, the possession, directly or indirectly, by a person or group of persons acting in concert of the power to direct or cause the direction of the management and policies of another person, whether through the ownership of voting securities, contract, as a partner or general partner, or otherwise;

“applicable securities laws” means the applicable securities legislation of each province and territory of Canada, as amended from time to time, the rules and regulations made or promulgated under any such statute, and the national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

“appoint” includes “elect” and vice versa;

“articles” means the articles attached to the Restated Certificate of Incorporation of the Corporation, as amended and as from time to time further amended or restated;

“board” means the board of directors of the Corporation;

“business day” means any day except Saturday, Sunday, any statutory holiday in the Province of Alberta, or any other day on which the principal chartered banks in the City of Edmonton are closed for business.

“bylaws” means this bylaw and all other bylaws of the Corporation from time to time in force and effect;

“Corporation” means the corporation incorporated under the Act by the said certificate to which the articles are attached, and named “Stantec Inc.”;

“director” means a member of the board;

“including” means including, without limitation;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“NI 54-101” means National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended, supplemented, restated or replaced from time to time;

“notice-and-access” has the meaning specified in NI 54-101;

“notice date” means the date the public announcement of an annual shareholder meeting or special shareholder meeting (which is not also an annual shareholder meeting), as applicable, is made;

“prescribed” means prescribed in accordance with the Act; and “recorded address” has the meaning set forth in Section 11.8;

“proxy-related materials” has the meaning specified in NI 54-101; and

“public announcement” means the filing under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com of the notification of meeting and record date required by section 2.2 of NI 54-101.

Save as aforesaid, words and expressions defined in the Act, including “distributing corporation”, “electronic document” and “resident Canadian”, have the same meanings when used herein. Words importing the singular number include the

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plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

Article 2.   Business of the Corporation

2.1	Registered Office:

The registered office of the Corporation shall be in the province in Canada specified in its articles. If not specified in its articles each of the place and the address of the registered office within such province may be changed from time to time by the directors.

2.2	Corporate Seal:

The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.3	Financial Year:

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.4	Execution of Instruments:

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one director or officer of the Corporation. In addition, any one director or officer of the Corporation may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.5	Banking Arrangements:

The banking business of the Corporation, including the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6	Voting Rights in Other Bodies Corporate:

The signing officer of the Corporation under Section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officer executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7	Divisions:

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

a)

Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

b)

Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of, any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

c)

Officers - the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

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Article 3.   Borrowing and Security

3.1	Borrowing Power:

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

a)	borrow money upon the credit of the Corporation;

b)	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

c)	give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this Article limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2	Delegation:

Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by Section 3.1 to such extent and in such manner as the board may determine at the time of such delegation.

Article 4.   Directors

4.1	Number of Directors:

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. The board shall consist of not fewer than the minimum number of directors required by the Act for a distributing corporation.

4.2	Qualification:

No person shall be qualified for election as a director if such person is less than 18 years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25 per cent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian. At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Corporation or of its affiliates.

4.3	Election and Term:

The election of directors shall take place at each annual meeting of shareholders. Each director shall hold office for the stated term at the time of their election at any such meeting of shareholders, or, if not stated, until the close of the first annual meeting of shareholders following the director’s election and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. Subject to the articles, the number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

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4.4	Advance Notice of Director Nominations:

a)

Subject only to the Act, the articles and any other bylaw of the Corporation, only persons who are nominated in accordance with this bylaw shall be eligible for election as directors of the Corporation.

b)

At any annual meeting of shareholders or any special meeting of shareholders (where one of the purposes for which such special meeting was called was the election of directors), nominations of persons for election to the board may be made:

i.	by or at the direction of the board or an authorized officer of the Corporation;

ii.

by one or more shareholders pursuant to a “proposal” (as defined in the Act) made in accordance with the provisions of the Act, or a requisition by one or more of the shareholders made in accordance with the provisions of the Act; or

iii.

by any person (a “nominating shareholder”) who at the close of business on the date of the giving of the notice provided for below and at the close of business on the record date for notice of such meeting, is a registered or beneficial holder of one or more shares carrying the right to vote at such meeting, and who complies with the timing and notice procedures set forth below in this bylaw.

c)

In addition to any other requirements under applicable law, the articles and any other bylaw of the Corporation, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given notice thereof that is both timely (in accordance with Section 1.1(a)d)) and in proper written form (in accordance with Section 1.1(a)e) to the secretary of the Corporation.

d)	To be timely, a nominating shareholder’s notice to the secretary of the Corporation must be made:

i.

in the case of an annual meeting of shareholders (except where notice-and-access is used for delivery of proxy-related materials), not fewer than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders (but in any event, not prior to the notice date); provided, however, that in the event such meeting is called for a date that is fewer than 45 days after the notice date, notice by the nominating shareholder must be made not later than the close of business on the 15th day following the notice date;

ii.

in the case of a special meeting of shareholders (which is not also an annual shareholder meeting and except where notice-and-access is used for delivery of proxy-related materials) called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the notice date; or

iii.

in the case of an annual meeting of shareholders or special meeting of shareholders where notice-and-access is used for delivery of proxy-related materials, not fewer than 40 days nor more than 75 days prior to the date of the annual meeting of shareholders or special meeting of shareholders (but in any event, not prior to the notice date).

The time periods for the giving of a nominating shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting of shareholders or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

The board may, in its sole discretion, amend the time periods for the giving of a nominating shareholder’s notice set for the above in order to comply with changes to applicable laws or recommended best practices.

e)	To be in proper written form, a nominating shareholder’s notice to the secretary of the Corporation must set forth:

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i.

as to each person whom the nominating shareholder proposes to nominate for election as a director: (A) the name, age, citizenship, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the person as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and

ii.

as to the nominating shareholder (which, for the purpose of this Section 1.1(a)e)ii, includes the nominating shareholder’s affiliates): (A) the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the nominating shareholder as of the record date for notice of the meeting of shareholders (if such date shall have occurred) and as of the date of such notice; (B) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such nominating shareholder has a right to vote any shares of the Corporation; (C) full particulars of any derivatives, hedges or other economic or voting interests (including short positions) relating to the nominating shareholder’s interest in shares in the capital of the Corporation; and (D) any other information relating to such nominating shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Corporation may also require any proposed nominee to provide the Corporation with a written consent to be named as a nominee and to act as a director, if elected.

f)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this bylaw; provided, however, that nothing in this bylaw shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the chair of the meeting.

g)

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this bylaw and, if any proposed nomination is not in compliance with the procedures set forth in this bylaw, to declare that such defective nomination shall be disregarded.

h)

Notice given to the secretary of the Corporation pursuant to this bylaw may only be given by personal delivery, facsimile or email (at such fax number or email address as set forth on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made (A) if personally delivered, only at the time it is served by personal delivery to the secretary of the Corporation at the principal executive office of the Corporation or (B) if transmitted by facsimile or email, if sent before 5:00 p.m. (Edmonton time) on a business day, on such business day, and otherwise on the next business day.

i)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 4.4.

4.5	Removal of Directors:

Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which, subject to the Act, it may be filled by the board.

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4.6	Vacation of Office:

A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.7	Appointment of Additional Directors:

If the articles of the Corporation so provide, the directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

4.8	Action by the Board:

The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to Sections 4.9 and 4.10) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.9	Canadian Directors Present at Meetings:

Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 per cent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where

a)	a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

b)	the required number of resident Canadians would have been present had that director been present at the meeting.

4.10	Meeting by Telephone:

Subject to the Act, if all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.11	Signed Resolutions:

Any resolution in writing may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

4.12	Place of Meetings:

Subject to the articles, meetings of the board may be held at any place in or outside Canada.

4.13	Calling of Meetings:

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine.

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4.14	Notice of Meeting:

Notice of the time and place of each meeting of the board shall be given in the manner provided in Article 11 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

a)	submit to the shareholders any question or matter requiring approval of the shareholders;

b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

c)	issue securities except as authorized by the board;

d)	issue shares of a series except as authorized by the board;

e)	declare dividends;

f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

g)	pay a commission for the sale of shares except as authorized by the board;

h)	approve a management proxy circular;

i)	approve a take-over bid circular or directors’ circular;

j)	approve any annual financial statements; or

k)	adopt, amend or repeal bylaws.

A director may in any manner waive a notice of a meeting of directors, and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.15	First Meeting of New Board:

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.16	Adjourned Meeting:

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.17	Regular Meetings:

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.18	Chair:

The chair of any meeting of the board shall be the first mentioned of such of the following directors who is present at the meeting: chair of the board, or the lead director of the board as appointed by the board. If no such officer is present, the directors present shall choose one of their number to be chair.

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4.19	Quorum:

Subject to the articles and subject to Section 4.9, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.20	Votes to Govern:

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.21	Conflict of Interest:

A director or officer of the Corporation shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Corporation, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.22	Remuneration and Expenses:

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Article 5.   Committees

5.1	Committees of the Board:

The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.2	Transaction of Business:

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.3	Audit Committee:

The board shall appoint annually from among its number an audit committee to be composed of not fewer than three directors who meet the independence and other requirements as may be specified by the Act, other applicable law or stock exchange requirements and who are not officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act and in other applicable law and in addition, such other powers and duties as the board may determine.

5.4	Advisory Bodies:

The board may from time to time appoint such advisory bodies as it may deem advisable.

5.5	Procedure:

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

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Article 6.   Officers

6.1	Appointment:

The board may from time to time appoint a chief executive officer, a chief operating officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a chief financial officer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this bylaw and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 6.2, an officer may but need not be a director.

6.2	Chair of the Board:

The board shall from time to time also appoint a chair of the board who shall be a director. The board may also appoint the chair of the board as the chief executive officer. The board may assign to the chair any of the powers and duties that are by any provisions of this bylaw assigned to the chief executive officer. The chair shall have such other powers and duties as the board may specify.

6.3	Chief Executive Officer:

The chief executive officer shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. During the absence or disability of the chief operating officer, or if no chief operating officer has been appointed, the chief executive officer shall also have the powers and duties of that office.

6.4	Chief Operating Officer:

The chief operating officer shall be the chief operating officer and, subject to the authority of the chief executive officer, shall have such other powers and duties as the board may specify. If no chief executive officer is appointed by the board, the chief operating officer shall be the chief executive officer.

6.5	Secretary:

The secretary shall enter or cause to be entered into records kept for that purpose minutes of all proceedings at all meetings of the shareholders, the board and committees of the board. The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation to the extent one is adopted, and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as otherwise may be specified.

6.6	Chief Financial Officer:

The chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The chief financial officer shall render to the board whenever required an account of all transactions as chief financial officer and of the financial position of the Corporation and shall have such other powers and duties as otherwise may be specified.

6.7	Powers and Duties of Officers:

The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

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6.8	Term of Office:

The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until the officer resigns.

6.9	Agents and Attorneys:

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.10	Conflict of Interest:

An officer shall disclose any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with Section 4.21.

Article 7.   Protection of Directors, Officers and Others

7.1	Limitation of Liability:

All directors and officers of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.2	Indemnity:

Subject to the Act, the Corporation shall indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

7.3	Advance of Costs:

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 7.2. The individual shall repay the moneys if the individual does not fulfil the conditions of Section 7.2.

7.4	Additional Circumstances:

The Corporation shall also indemnify an individual referred to in Section 7.2 in such other circumstances as the Act or law permits or requires. Nothing in this bylaw shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this bylaw.

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7.5	Insurance:

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in Section 7.2 hereof as the board may from time to time determine.

Article 8.   Shares

8.1	Allotment of Shares:

Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2	Commissions:

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person’s purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares. The board may, to the extent permitted by the Act, delegate this authority to a committee of directors.

8.3	Registration of Transfers:

Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.4	Non-recognition of Trusts:

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.5	Share Certificates:

Every holder of one or more shares of the Corporation shall be entitled, at the holder’s option, to a share certificate, or to a non-transferable written acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Subject to the Act, such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with Section 2.4 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under Section 2.4 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signature of the signing officer under Section 2.4 may be printed or otherwise mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.6	Replacement of Share Certificates:

The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

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8.7	Joint Shareholders:

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.8	Deceased Shareholders:

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.9	Transfer Agents and Registrars:

The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to the functions of such person and one person may be designated both registrar and transfer agent subject to any applicable stock exchange requirements. The board may at any time terminate such appointment.

8.10	Record Dates:

The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders: (a) entitled to receive notice of a meeting of shareholders; (b) entitled to vote at a meeting of shareholders; (c) entitled to receive payment of a dividend; or (d) for any other purpose, and, unless waived in accordance with the Act, notice of any such record date shall be given within the prescribed period in the manner provided in the Act.

Article 9.    Dividends

9.1	Dividends:

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.2	Dividend Cheques:

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the holder’s recorded address, unless such holder otherwise directs. In the case of joint registered holders the cheque shall, unless such joint registered holders otherwise direct, be made payable to the order of all of such joint registered holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.3	Record Date:

The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or for such other purposes shall be at the close of business on the day on which the directors pass the resolution relating thereto.

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Article 10.  Meetings of Shareholders

10.1	Annual Meetings:

Subject to the Act, the board shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year. The annual meeting of shareholders shall be held for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2	Special Meetings:

The board shall have power to call a special meeting of shareholders at any time.

10.3	Place of Meetings:

Meetings of shareholders shall be held at any place within Canada that the board determines. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. A meeting held pursuant to Section 10.5 shall be deemed to be held at the place where the registered office of the Corporation is located.

10.4	Participation in Meeting by Electronic Means:

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.5	Meeting held by Electronic Means:

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.6	Notice of Meetings:

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article 11 within the prescribed period to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting or is otherwise entitled to notice of a meeting under the articles. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.7	List of Shareholders Entitled to Notice:

For every meeting of shareholders, the Corporation shall prepare, or cause to be prepared, a list of shareholders entitled to receive notice of and to vote at the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting, within the time period required by the Act. If a record date for notice of the meeting is fixed pursuant to Section 10.8, the shareholders listed shall be those registered at the close of business on such record date. If no record date for notice is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained, and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of

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persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders. Each shareholder whose name appears on the list prepared as aforesaid is entitled to vote the shares shown opposite their name at the meeting to which the list related.

10.8	Record Date for Notice:

The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders entitled to receive notice of and vote at a meeting of shareholders, and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of and to vote at the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.9	Meetings Without Notice:

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or duly represented, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.10	Chair, Secretary and Scrutineers:

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, the chief executive officer, president, or a vice president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.11	Persons Entitled to be Present:

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.12	Quorum:

Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled and together holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.13	Proxyholders and Representatives:

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder’s attorney authorized in writing and shall conform with the requirements of the Act. The Corporation shall

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recognize any individual authorized by a resolution of the directors or governing body of a body corporate or association to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14	Joint Shareholders:

If two or more persons hold shares jointly, any one of them present or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present or represented and vote, they shall vote as one the shares jointly held by them.

10.15	Votes to Govern:

At any meeting of shareholders every question shall, unless otherwise required by the articles or bylaws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

10.16	Show of Hands:

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Any vote referred to in Section 10.15 and this Section 10.16 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under Section 10.4 or 10.5 and entitled to vote at that meeting may vote, subject to and in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.17	Ballots:

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18	Adjournment:

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

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Article 11.  Notices

11.1	Method of Giving Notices:

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the bylaws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given, subject to any provisions in the Act regarding certain types of communications or documents, if delivered personally to the person to whom it is to be given; if delivered to the person’s recorded address or if mailed to such person at such recorded address by prepaid ordinary mail; if sent to such person at such recorded address by any means of prepaid transmitted or recorded communication; or if sent by email or other form of electronically transmitted message, providing an electronic document subject to and in accordance with the Act. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication or by email or other form of electronically transmitted message, providing an electronic document shall be deemed to have been given when dispatched or transmitted. A notice so delivered shall be deemed to have been received when it is personally delivered; a notice so mailed shall be deemed to be received at the time it would be delivered in the ordinary course of mail and a notice so sent by any means of transmitted or recorded communication or by email, electronic document or other form of electronically transmitted message shall be deemed to have been received on the day it is dispatched or transmitted. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.2	Notice to Joint Shareholders:

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.3	Computation of Time:

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

11.4	Undelivered Notices:

If any notice given to a shareholder pursuant to Section 11.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

11.5	Omissions and Errors:

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6	Persons Entitled by Death or Operation of Law:

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

11.7	Waiver of Notice:

Any shareholder, proxyholder, director, officer, auditor or member of a committee of the board, or any other person entitled to receive notice of a meeting of shareholders or any other notice from the Corporation, may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the articles, the

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bylaws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.8	Interpretation:

In the bylaws, “recorded address” means: in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address as shown in the records of the Corporation.

11.9	Electronic Documents:

A requirement under these bylaws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these bylaws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act in respect thereof are met.

Article 12.  Effective Date

12.1	Effective Date:

This bylaw shall come into force when made by the board in accordance with the Act.

12.2	Repeal:

All previous bylaws of the Corporation are repealed as of the coming into force of this bylaw. Such repeal shall not affect the previous operation of any bylaw so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such bylaw prior to its repeal. All officers and persons acting under any bylaw so repealed shall continue to act as if appointed under the provisions of this bylaw and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed bylaw shall continue to be good and valid except to the extent inconsistent with this bylaw and until amended or repealed.

The foregoing bylaw was made by the directors of the Corporation on the • day of •, [2013] [, and was confirmed without variation by the shareholders of the Corporation on the • day of •, [2014]].

Secretary

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Schedule B

Stantec Long-Term Incentive Plan

1.  Purpose.

The purpose of the Stantec Inc. Long Term Incentive Plan (the “Plan”) is to strengthen Stantec Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), by providing an incentive to the employees of the Company and the employees of its Subsidiaries and thereby encouraging them to devote their abilities and industry to the success of the Company’s and its Subsidiaries’ business enterprises. It is intended that this purpose be achieved by extending to Eligible Individuals an added long-term incentive through the grant of Options, Share Appreciation Rights, Dividend Equivalent Rights, Restricted Share Units and Performance Awards. Prior Plan Options granted under the Prior Stock Option Plan prior to the Effective Date of this Plan shall continue to be governed by the terms of the Prior Stock Option Plan and the terms of the Prior Stock Option Plan Agreements, but no additional Prior Plan Options shall be granted under the Prior Stock Option Plan after the Effective Date of this Plan.

2.  Administration of the Plan.

2.1.   Committee Composition; Powers.

(a)

The Plan shall be administered by the Corporate Governance and Compensation Committee (the “Committee”) of the Board. The members of the Committee shall serve at the pleasure of the Board, which shall have the power at any time, or from time to time, to remove members from the Committee or to add members thereto. Each member of the Committee shall be a Nonemployee Director and shall satisfy all applicable stock exchange requirements. The Committee shall construe and interpret the Plan, establish such operating guidelines and rules as it deems necessary for the proper administration of the Plan and make such determinations and take such other action in connection with the Plan as it deems necessary and advisable. It shall determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted; the number of Shares to be subject to each Award; the terms and conditions of each Award; and the treatment of Awards granted to Eligible Individuals during leaves of absence. Any such construction, interpretation, rule, determination or other action taken by the Committee pursuant to the Plan shall be final, binding and conclusive on all interested parties, including, without limitation, the Company and all Grantees.

(b)

With respect to Awards that are intended to be 162(m) Awards, the Committee shall at all relevant times as provided under this Plan be comprised of at least two individuals (or a majority if more than two then serve on the Committee) each of whom qualifies as an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

(c)	In its sole discretion, the Committee may delegate:

i.	any administrative or ministerial duties or non-material determinations under the Plan, and

ii.

any determinations under the Plan that do not relate to Executive Officers, to any person (including one or more Eligible Individuals) it deems appropriate, provided, however, that the Committee may not delegate any duties that it is required to discharge to comply with Section 162(m) of the Code or any other applicable law.

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2.2.   Committee Action.

Subject to the additional requirements of Section 1.1(b) relating to 162(m) Awards, actions by a majority of the Committee at a meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

3.  Maximum Number of Shares Subject to Plan.

3.1.   Number of Shares Authorized for Issuance.

(a)

Subject to any adjustment as provided in the Plan, the Shares to be issued under the Plan may be, in whole or in part: (i) authorized but unissued Shares; (ii) Shares which have been acquired by or on behalf of a trust established by either the Company or a Subsidiary and held for future delivery; or (iii) Shares acquired by delivery of cash to a broker to acquire Shares on behalf of Eligible Individuals.

(b)

The aggregate number of Shares that may be made the subject of Awards granted under the Plan shall not exceed 2,500,000 Shares, which number includes: (i) 743,570 Shares that, on the date the Plan is approved by the Company’s shareholders, are available to be granted under the Prior Stock Option Plan but which are not then subject to Prior Plan Options, and (ii) any Shares subject to Prior Plan Options that, on or after the date the Plan is approved by the Company’s shareholders, cease for any reason to be subject to such Prior Plan Options other than by reason of exercise or settlement of the Prior Plan Options to the extent the Prior Plan Options are exercised for Shares.

(c)	The aggregate number of Shares that may be the subject of Performance Share Units or Restricted Share Units under the Plan shall not exceed 500,000 Shares.

(d)

The aggregate dollar amount of cash and the Fair Market Value (at the time of issuance of the applicable 162(m) Award) of Shares that may be made the subject of 162(m) Awards, designated in dollars granted in any calendar year to any U.S. Grantee, shall not exceed U.S. $4,000,000 in any calendar year.

(e)

The number of Shares issuable to Insiders, on an aggregate basis, at any time, under all Security Based Compensation Arrangements of the Company, shall not exceed 10% of the Company’s issued and outstanding Shares.

(f)

The number of Shares issued to Insiders, on an aggregate basis, within any one-year period, under all Security Based Compensation Arrangements of the Company, shall not exceed 10% of the Company’s issued and outstanding Shares.

(g)

The maximum number of Shares that may be issued as set forth in this Section 3.1 shall not be affected by (i) the payment in cash of dividends or dividend equivalents in connection with outstanding Awards; (ii) the granting or payment of share-denominated Awards that by their terms may be settled only in cash; or (iii) Awards that are granted in connection with a transaction between the Company or a Subsidiary and another entity or business in substitution or exchange for, or conversion adjustment or replacement of, awards previously granted by such other entity to any individuals who have become Eligible Individuals as a result of such transaction, provided that such grant does not contravene Sections 3.1(e) and 3.1(f).

3.2.   Calculating Shares Available.

(a)	Upon the granting of an Award, the number of Shares available under this Section 3 for the granting of further Awards shall be reduced as follows:

i.

In connection with the granting of an Award (other than the granting of a Dividend Equivalent Right), the number of Shares available under this Section 3 for the granting of further Awards shall be reduced by the number of Shares in respect of which the Award is granted or denominated.

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ii.

In connection with the granting of a Dividend Equivalent Right, the number of Shares available under this Section 3 shall not be reduced; provided, however, that if Shares are issued in settlement of a Dividend Equivalent Right, the number of Shares available for the granting of further Awards under this Section 3 shall be reduced by the number of Shares so issued.

(b)

Whenever any outstanding Award or portion thereof expires, is canceled, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Award, the Shares allocable to the expired, canceled, settled or otherwise terminated portion of the Award may again be made the subject of Awards granted under the Plan. In addition, upon settlement of a Share Appreciation Right in Shares, the excess of the number of Shares covered by the Share Appreciation Right over the number of Shares issued in settlement of the Share Appreciation Right may again be made the subject of Awards granted under the Plan.

4.  Options.

4.1.   Grant.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Options to an Eligible Individual. In determining the Eligible Individuals to whom Options shall be granted and the number of Shares to be covered by each Option, the Committee may take into account the nature of the services rendered by such Eligible Individual, his or her present and potential contribution to the success and growth of the Company and its Subsidiaries, and such other factors as the Committee, in its discretion, shall deem relevant.

4.2.   Option Requirements.

The Options granted pursuant to this Section 4 shall be authorized by the Committee and shall be evidenced by an Agreement, which Agreement shall include the following terms and conditions:

(a)	Grantee. Each Agreement shall state the name of the Grantee to whom the Option has been granted.

(b)	Number of Shares. Each Agreement shall state the number of Shares to which that Option pertains.

(c)

Option Price and Vesting Criteria. Each Agreement shall state the Option Price, which shall be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant of such Option. The Agreement shall also state the vesting conditions that will be applied to such Option.

(d)

Term. Except as otherwise provided in Section 4.3, each Option granted pursuant to this Section 4 shall be granted for a period to be determined by the Committee, but in no event shall the term exceed ten (10) years. However, each Option shall be exercisable only during such portion of its term as the Committee shall determine and, subject to Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise. The Committee may, subsequent to the granting of an Option, extend the exercise period thereof, but in no event shall the exercise period, as so extended, exceed the earlier of: (i) the latest date upon which the Option, by its original terms, could have expired under any circumstances (including the circumstances described in Section 4.2(f)), or (ii) the tenth anniversary of the date of grant of the Option.

(e)	Performance Objectives. Each Agreement shall state, if so determined by the Committee in its sole discretion, that the Option is intended to be a Performance Award or a 162(m) Award.

(f)

Exercise of Option. Each Grantee shall have the right to exercise his or her Option at the time or times and in the manner specified in the Plan and/or in the Agreement evidencing such Option. The Committee may accelerate the exercisability of an Option granted to a Grantee or any portion thereof, at any time. Notwithstanding anything to the contrary contained in this Plan, unless otherwise specified in the Agreement evidencing the Option, if an Option (other than an Incentive Stock Option) expires outside of a Trading Window, then the expiration of the term of such Option shall be the later of: (i) the date the Option would have expired by its original terms (including the terms set forth in Section 9 of this Plan), or (ii) the end of the tenth trading day of the immediately succeeding Trading Window during which the Company would allow the Grantee to trade in its securities; provided, however, that in

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no event shall an Incentive Stock Option expire later than the tenth anniversary of the date of grant of the Incentive Stock Option.

4.3.   Types of Stock Options.

The Options granted under the Plan may be Nonqualified Stock Options or Incentive Stock Options. Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or its “parent corporation” or a “subsidiary corporation” (as such terms are defined in Section 424 of the Code). Notwithstanding anything to the contrary contained in this Section 4, no Incentive Stock Option shall be granted to an individual owning shares possessing more than ten percent (10%) of the total combined voting power of the Company, or its parent corporation or subsidiary corporations unless: (i) the Option Price is equal to at least one hundred ten percent (110%) of the Fair Market Value of the Shares at the date such Option is granted, and (ii) such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted. Further, the aggregate Fair Market Value (determined at the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under all such plans of the Company and its subsidiary corporations) shall not exceed U.S. $100,000.

4.4.   Method of Exercise of Options.

(a)

Options shall be exercised pursuant to the terms of such Option as set forth in the applicable Agreement and pursuant to the terms of the Plan, by giving written notice of exercise to the Company at its principal place of business or other address designated by the Company or in such other manner as is acceptable to the Committee, in its discretion, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price for the number of Shares specified in the notice of exercise, in the form of cash, personal or certified cheque, bank draft or other property acceptable to the Committee, shall accompany the notice of exercise. From time to time, the Committee may establish procedures relating to the exercise of Options, including: procedures for cashless exercises, including through a registered broker-dealer; the minimum number of Shares or dollar values to be delivered with respect to a particular exercise transaction; telephonic, web-based or mail exercise and delivery notification and procedures; payment procedures; and other matters. No fractional Shares (or cash in lieu thereof) shall be issued as a result of exercising an Option. The Company shall make delivery of such Shares as soon as possible; provided, however, that if any law or regulation or securities exchange rule requires the Company to take action with respect to the Shares specified in the notice of exercise before issuance thereof, the date of delivery of such Shares shall then be extended for the period necessary to take such action.

(b)

If the Committee, in its discretion, determines that a cashless exercise procedure should be associated with a grant of Options, then the written notice of exercise associated with such Options shall state the intention of the Grantee to exercise the said Options (or portions thereof) for a cash payment from the Company. The Committee may, in its discretion, adopt different procedures to effect a cashless exercise of Options held by Canadian Grantees and those held by U.S. Grantees.

4.5.   Non-Transferability of Options.

Each Option granted to a Grantee is non-assignable and non-transferable and, except as otherwise permitted under this Plan, shall be exercisable only by the Grantee.

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5.  Share Appreciation Rights.

5.1.   Grant.

The Committee may, from time to time, subject to the terms and provisions of the Plan, may, either alone or in connection with the grant of an Option, grant Share Appreciation Rights to an Eligible Individual, the terms and conditions of which shall be set forth in an Agreement. A Share Appreciation Right may be granted: (i) if unrelated to an Option, at any time, or (ii) if related to an Option, at the time of grant of the related Option.

5.2.   Share Appreciation Right Related to an Option.

If granted in connection with an Option, a Share Appreciation Right shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 5, be subject to the same terms and conditions as the related Option. The Share Appreciation Right granted in connection with an Option provides a right to surrender to the Company for cancellation, in whole or in part, the unexercised Option and receive from the Company the amount payable described in subsection 1.1(b) below.

(a)

Exercise. A Share Appreciation Right granted in connection with an Option shall be exercisable at such time or times and only to the extent that the related Options are exercisable, and, subject to Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise, and will not be transferable except to the extent the related Option may be transferable. From time to time, the Committee may establish procedures relating to the exercise of Share Appreciation Rights granted in connection with Options, including: the minimum number of Shares or dollar values to be delivered with respect to a particular exercise transaction; telephonic, web-based or mail exercise and delivery notification and procedures; payment procedures; and other matters. A Share Appreciation Right granted in connection with an Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the Option Price of such Option.

(b)

Amount Payable.  Upon the exercise of a Share Appreciation Right granted in connection with an Option, the Grantee shall be entitled to receive an amount determined by multiplying: (i) the excess of the Fair Market Value per Share at the date of exercise of such Share Appreciation Right (in accordance with established exercise procedures and, in the case of a Share Appreciation Right granted to a U.S. Grantee, as determined in accordance with the requirements of Section 409A of the Code and the U.S. Treasury Regulations promulgated thereunder) over the Option Price under the related Option, by (ii) the number of Shares as to which such Share Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Share Appreciation Right by including such a limit in the Agreement evidencing the Share Appreciation Right at the time it is granted.

(c)

Treatment of Related Options and Share Appreciation Rights Upon Exercise.  Upon the exercise of a Share Appreciation Right granted in connection with an Option, the Option shall be canceled (i.e., surrendered to the Company) to the extent of the number of Shares as to which the Share Appreciation Right is exercised, and upon the exercise of an Option granted in connection with a Share Appreciation Right, the Share Appreciation Right shall be canceled (i.e., surrendered to the Company) to the extent of the number of Shares as to which the Option is exercised.

5.3.   Stock Appreciation Right Unrelated to an Option.

A Stock Appreciation Right unrelated to an Option shall cover such number of Shares as the Committee shall determine in its discretion.

(a)

Terms; Duration.  The Agreement evidencing the grant of Share Appreciation Rights unrelated to Options shall contain such terms and conditions as to exercisability, vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years. However, each Share Appreciation Right shall be exercisable only during such portion of its term as the Committee shall determine and, subject to Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise. Notwithstanding anything to the contrary contained in this Plan, unless otherwise specified in the Agreement evidencing the Share Appreciation Rights unrelated to Options, if a Share Appreciation Right unrelated to an Option expires outside of a Trading Window, then the expiration of the term of such Share Appreciation Right shall be the later of: (i) the date the Share Appreciation Right would have expired by its original terms (including the terms set forth in

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Section 9 of this Plan), or (ii) the end of the tenth trading day of the immediately succeeding Trading Window during which the Company would allow the Grantee to trade in its securities; provided, however, that in no event shall the Share Appreciation Right expire later than the tenth anniversary of the date of grant of the Share Appreciation Right.

(b)

Amount Payable. Upon exercise of a Share Appreciation Right unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying: (i) the excess of the Fair Market Value per Share at the date of exercise of such Share Appreciation Right (in accordance with established exercise procedures and, in the case of a Share Appreciation Right granted to a U.S. Grantee, as determined in accordance with the requirements of Section 409A of the Code and the U.S. Treasury Regulations promulgated thereunder) over the Fair Market Value of the Shares on the date the Share Appreciation Right was granted, by (ii) the number of Shares as to which the Share Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to a Share Appreciation Right by including such a limit in the Agreement evidencing the Share Appreciation Right at the time it is granted.

5.4.   Non-Transferability of Share Appreciation Rights.

Each Share Appreciation Right granted to a Grantee is non-assignable and non-transferable and, except as otherwise permitted under this Plan, shall be exercisable only by the Grantee.

5.5.   Method of Exercise of Share Appreciation Rights.

Share Appreciation Rights shall be exercised by giving written notice of exercise to the Company at its principal place of business or other address designated by the Company or in such other manner as is acceptable to the Committee in its discretion, specifying the number of Shares with respect to which the Share Appreciation Right is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the Share Appreciation Right being exercised and the Agreement evidencing any related Option to the Company, which shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

5.6.   Form of Payment.

Payment of the amount determined under Section (b) or 1.1(b) may be made, in the discretion of the Committee, solely in whole Shares in a number determined at their Fair Market Value on the date of exercise of the Share Appreciation Right, or solely in cash (including by cheque, money order, payroll deposit, or other acceptable form of payment), or in a combination of cash and Shares. If the Committee decides to make full payment in Shares and the amount payable results in a fractional Share, payment for the fractional Share will be made in cash.

6.  Dividend Equivalent Rights.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Dividend Equivalent Rights to an Eligible Individual in tandem with an Award, provided that such Award is not an Option. The terms and conditions applicable to each Dividend Equivalent Right shall be specified in the Agreement under which the Dividend Equivalent Right is granted. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such Dividend Equivalent Rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the Dividend Equivalent Rights relate. In the event that the amounts payable in respect of Dividend Equivalent Rights are to be deferred, the Committee shall determine whether such amounts are to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. If amounts payable in respect of Dividend Equivalent Rights are to be held in cash, there may be, if determined by the Committee in its sole discretion, credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee may determine. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments as determined by the Committee. Notwithstanding the foregoing, with respect to a Dividend Equivalent Right granted in connection with a Share Appreciation Right subject to Section 409A, amounts payable in respect of such Dividend Equivalent Right may not be contingent upon, or otherwise payable on, the exercise of the Share Appreciation Right, and shall be granted in a manner and on such terms as will not result in the related Share Appreciation Right being treated as providing for deferred compensation under Section 409A of the Code and the regulations promulgated thereunder.

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7.  Restricted Share Unit Awards.

7.1.   Grant.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Restricted Share Units to an Eligible Individual, which shall be evidenced by an Agreement. Any Award of Restricted Share Units may be made contingent upon such conditions as may be established by the Committee in connection with such Award including, but not limited to, the attainment of Performance Objectives prior to the grant date of the Award. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine (including that the Restricted Share Unit is intended to be a Performance Award and/or a 162(m) Award). Unless otherwise provided in an applicable Agreement, Dividend Equivalent Rights shall be granted in tandem with all Restricted Share Units.

7.2.   Payment of Awards.

Each Restricted Share Unit shall represent the right of the Grantee to receive a payment, upon the vesting of the Restricted Share Unit or on any later date specified by the Committee (in an applicable Agreement or otherwise) equal to the Fair Market Value of a Share as of the date the Restricted Share Unit was granted, the vesting date or such other date as determined by the Committee at the time the Restricted Share Unit was granted. The Committee may, at the time a Restricted Share Unit is granted, provide a limitation on the amount payable in respect of each Restricted Share Unit. The Committee may provide for the settlement of Restricted Share Units in cash or in Shares having an aggregate Fair Market Value equal to the payment to which the Grantee has become entitled, or a combination thereof.

8.  Performance Awards.

8.1.   Performance Share Units.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant an Award of Performance Share Units to an Eligible Individual, the terms and conditions of which shall be set forth in an Agreement. Any Award of Performance Share Units may be made contingent upon such conditions as may be established by the Committee in connection with such Award including, but not limited to, the attainment of Performance Objectives prior to the grant date of the Award. Performance Share Units shall be denominated in Shares and, contingent upon the attainment of specified Performance Objectives with respect to the Performance Cycle, each Performance Share Unit represents the right to receive payment of:

(a)	the Fair Market Value of a Share on the date the Performance Share Unit was granted, the date the Performance Share Unit became vested, or any other date specified by the Committee; or

(b)	a percentage (which may be more than 100%, but which shall not exceed 200%) of the amount described in clause (a), depending on the level of Performance Objective attainment;

provided, however, that the Committee may, at the time a Performance Share Unit is granted, specify a maximum amount payable in respect of a vested Performance Share Unit, not exceeding 200% of the amount described in clause (a). Each Agreement shall specify the number of Performance Share Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle with respect to which such Performance Objectives must be satisfied. Unless otherwise provided in an applicable Agreement, Dividend Equivalent Rights shall be granted in tandem with all Performance Share Units.

(c)

Vesting and Forfeiture. Subject to Sections 1.1(c) and 9, Performance Share Units shall become vested to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

(d)

Payment of Awards. Subject to Sections 1.1(c) and 9, payment to Grantees in respect of vested Performance Share Units shall be made at such time as may be specified in the Agreement to which the Performance Share Unit relates, or, if not contained therein, as soon as practicable after the last day of the Performance Cycle to which such Award relates. Subject to Section 9, such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment.

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8.2.   Non-Transferability of Performance Awards.

Until the vesting of Performance Share Units, such Performance Share Units shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

8.3.   Performance Objectives.

(a)

Establishment. Performance Objectives may be expressed in terms of earnings per share, earnings (which may be expressed as earnings before specified items), return on assets, return on invested capital, return on equity, revenue, operating income, net income, cash flow, total shareholder return, operational metrics such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction and employee satisfaction, or any combination thereof, or, other than with respect to 162(m) Awards, any other metric approved by the Committee. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries, any of its Operating Units or any combination thereof. Performance Objectives may also include, if determined by the Committee, individual performance metrics applicable to, and established from time to time for, one or more Eligible Individuals. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. With respect to 162(m) Awards, the Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of: (i) the date on which twenty-five percent (25%) of the Performance Cycle has elapsed, or (ii) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remains substantially uncertain.

(b)

Effect of Certain Events. At the time of the grant or at any time thereafter, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives) to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, and/or other extraordinary, nonrecurring or special events or circumstances. Notwithstanding the foregoing, no adjustment shall be permitted under this Section 1.1(b) to the extent that such adjustment would cause a 162(m) Award to be non-deductible under Section 162(m) of the Code.

(c)

Determination of Performance for 162(m) Awards. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any 162(m) Award other than an Option or Share Appreciation Right, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as a 162(m) Award. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to such 162(m) Awards if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such 162(m) Awards to fail to qualify as 162(m) Awards.

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9.  Effect of a Termination of Employment on Awards.

9.1.   Termination of Employment.

Except as: (i) set forth in this Section 9; (ii) set forth in an Agreement; or (iii) determined by the Committee at any time prior to or after the termination of a Grantee’s employment with the Company and its Subsidiaries, with the consent of such Grantee; upon such termination, for any reason whatsoever, Awards granted to such Grantee will be treated as follows:

(a)

Any Options and Share Appreciation Rights will: (i) to the extent not vested and exercisable as of the Termination Date, terminate on the Termination Date, and (ii) to the extent vested and exercisable as of the Termination Date, remain exercisable for a period of ninety (90) days following the Termination Date or, in the event of such Grantee’s death during such ninety (90) day period, remain exercisable by the estate of the deceased individual until the end of the period of one year following the Termination Date (but in no event beyond the maximum term of the Option or Share Appreciation Right).

(b)	Any unvested portion of any Restricted Share Units that are not intended to be Performance Awards will be immediately forfeited on the Termination Date.

(c)	Any Performance Awards will terminate on the Termination Date.

(d)	Any other Awards to the extent not vested will terminate on the Termination Date.

For purposes of further clarity, this Section 9.1 will apply regardless of whether a Grantee’s employment was terminated with or without Cause and regardless of whether the Grantee received compensation in respect of the dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Award to vest with the Grantee. Further, even if a Grantee’s employment is otherwise found by a court of competent jurisdiction to have been wrongfully terminated prior to the vesting of an Award, the Grantee: (i) will not receive a prorated amount for any Award that may vest during any period of notice, (ii) will forfeit any such Award, and (iii) will not be eligible for any Award vesting during such notice period, and the notice or pay in lieu of notice that the Grantee may receive will not have any component for damages representing any Award that may vest during any period of notice.

9.2.   Upon Death.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries as a result of such individual’s death, Awards granted to such individual will be treated as follows:

(a)

Any Options and Share Appreciation Rights shall become immediately exercisable as of the Termination Date, and the estate of the deceased individual shall have the right to exercise such Options and Share Appreciation Rights for a period of one (1) year after the Termination Date (but in no event beyond the maximum term of the Option or Share Appreciation Right). Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option within the period required under Section 422 of the Code, such Option shall be treated as a Nonqualified Stock Option under exercise.

(b)

Any unvested portion of Restricted Share Units that are not intended to be Performance Awards will become immediately vested on the Termination Date and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee’s estate shall become immediately vested as if all Performance Objectives had been satisfied at the 100% target level of such Performance Objectives, which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

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9.3.   Upon Disability.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries as a result of such individual becoming Disabled, Awards granted to such individual will be treated as follows:

(a)	Any Options and Share Appreciation Rights shall remain outstanding and:

i.	to the extent not then fully vested, shall continue to vest in accordance with its applicable vesting schedule, and

ii.

the Grantee, or in the event the Grantee is incapacitated and unable to exercise the rights granted hereunder, the individual’s legal guardian or legal representative, shall have the right to exercise any rights the Grantee would otherwise have had under the Plan prior to the expiration of the maximum term of the Option or Share Appreciation Right. Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option within the period required under Section 422 of the Code, such Option shall be treated as a Nonqualified Stock Option upon exercise.

(b)

Any unvested portion of Restricted Share Units that are not intended to be Performance Awards will become immediately vested on the Termination Date and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee (or the legal guardian or legal representative referred to in Section 1.1(a) above) will be entitled to the payment otherwise payable in respect of the Award (based on the attainment of the applicable Performance Objectives), which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

9.4.   Upon Retirement.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries by reason of such individual’s Retirement, Awards granted to such individual will be treated as follows:

(a)	Any Options and Share Appreciation Rights shall remain outstanding and:

i.	to the extent not then fully vested, shall continue to vest in accordance with its applicable vesting schedule, and

ii.

the Grantee shall have the right to exercise any rights the Grantee would otherwise have had under the Plan prior to the expiration of the maximum term of the Option or Share Appreciation Right. Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option prior to the expiration of the three-month period after the date of the Grantee’s Retirement, such Option shall be treated as a Nonqualified Stock Option upon exercise.

(b)

Any unvested Restricted Share Units that are not intended to be Performance Awards will remain outstanding and will continue to vest in accordance with their applicable vesting schedules and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee will be entitled to the payment otherwise payable in respect of the Award (based on the attainment of the applicable Performance Objectives), which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

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9.5.   Termination Following a Change in Control.

Except as otherwise provided in: (i) an Agreement, or (ii) any other agreement between the Grantee and the Company or a Subsidiary that addresses the treatment of Awards in the event of a Change in Control, in the event that, within twelve (12) months following the occurrence of a Change in Control: (a) a Grantee’s employment with the Company or its Subsidiaries is terminated without Cause; or (b) a Grantee terminates the Grantee’s employment with the Company or its Subsidiaries for Good Reason:

(a)	Any Options and Share Appreciation Rights outstanding on the Termination Date, whether or not exercisable, shall become immediately and fully exercisable as of the Termination Date.

(b)	All Restricted Share Units shall become fully vested as of the Termination Date and settled as described in the related Agreement.

(c)

With respect to any Performance Awards, the Grantee shall: (i) become vested in all outstanding Performance Awards as if all Performance Objectives had been satisfied based on the Performance Objectives achieved as at the Termination Date, and (ii) be entitled to receive in respect of all Performance Awards which become vested pursuant to this Section 9.5, a cash payment within sixty (60) days after the Termination Date.

10.  Effect of Change in Shares Subject to the Plan.

10.1.Change in Capitalization.

In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to: (i) the maximum number and class of Shares or other securities with respect to which Awards may be granted under the Plan, (ii) the maximum number and class of Shares or other securities with respect to which Awards may be granted to an Eligible Individual in any calendar year, (iii) the number and class of Shares or other securities which are subject to outstanding Awards granted under the Plan and the exercise price therefor, if applicable, and (iv) the Performance Objectives.

10.2.Constraints on Adjustments.

Any such adjustment in the Shares or other securities: (i) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code; (ii) for 162(m) Awards only, shall be made in such a manner as not to adversely affect the treatment of the Awards as 162(m) Awards; or (iii) subject to outstanding Nonqualified Stock Options or Share Appreciation Rights, shall be made consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v) so as not to constitute a modification.

10.3.  New, Additional or Different Securities.

If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to new, additional or different securities of the Company or any other corporation, such new, additional or different securities shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award, as the case may be, prior to such Change in Capitalization, subject to adjustment to the Performance Objectives set forth in Section 10.1.

11.  Effect of Certain Transactions.

(a)

Subject to Section 9.5, or as otherwise provided in an Agreement, following: (i) the liquidation or dissolution of the Company, (ii) a merger or consolidation of the Company, or (iii) an acquisition of all of the issued and outstanding Shares by any person, unless such acquisition is a “Non-Control Transaction” as defined in Section 1.1(g)iii.A (a “Transaction”), either: (a) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction, or (b) if not so provided in such agreement, each Grantee shall be entitled to receive in respect of each Share subject to any outstanding Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of shares, stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; provided, however, that such shares, stock, securities, cash, property, or other

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consideration shall remain subject to all of the conditions, restrictions and performance criteria, including but not limited to Performance Objectives, which were applicable to the Awards prior to such Transaction.

(b)

Unless otherwise provided in an Agreement, in the event of a Change of Control, each outstanding Award that is not assumed or substituted in accordance with a Change of Control that is a Transaction as described in Section 1.1(a), will be treated as follows immediately upon the occurrence of the Change in Control:

i.	Any Options and Share Appreciation Rights outstanding, whether or not exercisable, shall become immediately and fully exercisable.

ii.	All Restricted Share Units shall become fully vested and settled as described in the related Agreement.

iii.

With respect to any Performance Awards, the Grantee shall: (i) become vested in all outstanding Performance Share Units as if all Performance Objectives had been satisfied based on the Performance Objectives achieved as at the Termination Date, and (ii) be entitled to receive in respect of all Performance Share Units which become vested pursuant to this Section 1.1(b)iii, a cash payment within sixty (60) days after the Change of Control.

(c)

The treatment of any Award as provided in this Section 11 shall be conclusively presumed to be appropriate for purposes of Section 10. Notwithstanding anything to the contrary in this Section 11, an adjustment to an Award as provided in this Section 11 shall be made only to the extent such adjustment complies with the requirements of Section 409A of the Code for U.S. Grantees.

12.  Listing and Registration of Common Shares.

If, at any time, the Board shall determine that listing, registration or qualification of the Shares covered by an Award upon any securities exchange or under any state, provincial or federal law or the consent or the approval of any governmental regulatory body is necessary or desirable as a condition of or in connection with the purchase of Shares under an Option, the Option may not be exercised in whole or in part, and Shares shall not be delivered in connection with any other Award similarly affected, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. Any person exercising an Option or receiving Shares in connection with any other Award shall make such representations and agreements and furnish such information as the Board or the Committee may request to assure compliance with the foregoing or any other applicable legal requirements.

13.  Misconduct.

In the event that a Grantee has: (i) used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company or its Subsidiaries, or (ii) engaged in unlawful trading in the securities of the Company or its Subsidiaries or of another company based on information gained as a result of that Grantee’s employment with the Company or its Subsidiaries, then that Grantee shall forfeit all rights under any outstanding Award granted under the Plan and all of that Grantee’s outstanding Awards shall automatically terminate, unless the Committee shall determine otherwise.

14.  Payment Following Death or Incapacity.

In the event any amounts or Shares become payable or issuable pursuant to an Award after the Grantee dies or becomes incapacitated, such amounts or Shares shall be paid or issued, in the case of death, to the deceased’s estate or, in the case of incapacity, to the Grantee’s legal guardian or legal representative.

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15. Employees in Multiple Jurisdictions.

Eligible Individuals are or may be subject to taxation under the Code, the laws of Canada and/or the laws of other jurisdictions. Without amending the Plan, the Committee may grant, settle or administer Awards on terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan given the limitations of applicable law, and the Committee may, subject to Section 20, make such modifications, amendments, procedures, and the like as may be necessary or advisable to comply with provisions of laws of the various countries in which the Company or its Subsidiaries operate or have employees.

16. Deferral of Payments or Vesting.

Notwithstanding anything to the contrary contained herein, and except with respect to an Option or a Share Appreciation Right, the Committee may provide for the deferral of the issuance or vesting of Shares or the payment of cash in respect of an Award granted under the Plan; provided that such deferral shall be provided at the time of grant of the Award. The terms and conditions of any such deferral shall be set forth in the Agreement evidencing such Award. Notwithstanding anything to the contrary in this Section 16, a deferral as provided for in this Section 16 shall be made only to the extent that such deferral complies with the requirements of Section 409A of the Code for U.S. Grantees.

17. No Rights to Awards or Employment.

No individual shall have any claim or right to be granted an Award under the Plan. Having received an Award under the Plan shall not give an individual any right to receive any other grant under the Plan. No Grantee shall have any rights to or interest in any Award except as set forth herein. Neither the Plan nor any action taken herein shall be construed as giving any individual any right to be retained in the employ of the Company or its Subsidiaries, or as a member of the Board.

18. Multiple Agreements.

The terms of each Award may differ from other Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Awards previously granted to that Eligible Individual.

19. Withholding of Taxes.

The Company, a Subsidiary, or a trust established by the Company or a Subsidiary to deliver Shares under an Award, as applicable, shall require payment of or other provision for, as determined by the Company, an amount equal to the federal, state, provincial and local income taxes and other amounts required by law to be withheld or determined to be necessary or appropriate to be withheld by the Company, Subsidiary or trust, as applicable, in connection with the grant, vesting, exercise or settlement of an Award or at such times as a Grantee recognizes taxable income in connection with the receipt of Shares or cash in connection with an Award hereunder (the “Withholding Taxes”). In its sole discretion, the Company, Subsidiary or trust, as applicable, may require or permit payment of or provision for the Withholding Taxes through one or more of the following methods, subject to the terms of the Agreements: (a) in cash, bank draft, certified cheque, personal cheque or other manner acceptable to the Committee and/or set forth in the relevant exercise procedures; (b) by withholding such amount from other amounts due to the Grantee; (c) by withholding a portion of the Shares then issuable or deliverable to the Grantee having an aggregate fair market value equal to the Withholding Taxes and selling such Shares on the Grantee’s behalf; or (d) by withholding such amount from the cash then issuable in connection with the Award.

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20. Amendment or Termination; Duration.

20.1. Shareholder Approval Not Required.

The Board may amend, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(a)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

(c)	changing the vesting provision of the Plan or any Award (subject to the limitations described in Section 1.1(c) applicable to U.S. Grantees);

(d)	changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(e)

adding a cashless exercise feature payable in securities, if such feature provides for a full deduction of the number of underlying securities from the Plan reserve, and any amendment to a cashless exercise provision;

(f)	adding a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(g)

changing the process by which a Grantee who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and

(h)	delegating any or all of the powers of the Committee to administer the Plan to officers of the Company.

20.2. Shareholder Approval Required.

Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(a)	an increase in the maximum number of Shares that may be made the subject of Awards under the Plan;

(b)

any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Share Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(c)	an increase in the limits on Awards that may be granted to any Eligible Individual under Section 3.1 of the Plan;

(d)

an extension of the term of an outstanding Option or Share Appreciation Right beyond the expiry date thereof, except as set forth in Section 1.1(d) and as they relate to Options or Share Appreciation Rights that expire outside of a Trading Window;

(e)	adding a cashless exercise feature payable in securities, if such feature does not provide for a full deduction of the number of underlying securities from the Plan reserve;

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(f)	permitting Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(g)	any amendment to the plan amendment provisions set forth in this Section 20 which is not an amendment within the nature of Section 1.1(a) or 1.1(b),

unless the change results from application of the adjustment provisions of the Plan.

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of the Grantee may be made without the consent of the Grantee. This Plan shall terminate and no Award may be granted or made after the tenth (10th) anniversary of the Effective Date (i.e. January 1, 2024); provided, however, that Incentive Stock Options may not be granted after the tenth (10th) anniversary of the earlier of the date on which the Plan is adopted by the Board or the date on which the Plan is approved by the shareholders of the Company.

21. Other Actions.

The Plan shall not restrict the authority of the Committee, the Board or the Company or its Subsidiaries for proper corporate purposes to grant or assume stock options, other than under the Plan, to or with respect to any employee, director or other person. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options other than under the Plan and such arrangements may be either applicable generally or only in specific cases.

22. Costs and Expenses.

Except as provided in Section 19 hereof with respect to taxes, the costs and expenses of administering the Plan, including costs associated with exercise, vesting and/or settlement of Awards, may be borne by the Company, one or more of its Subsidiaries, or Eligible Individuals receiving a grant under the Plan, as determined by the Committee in its sole discretion.

23. Plan Unfunded.

Except with respect to Shares which have been acquired by or on behalf of a trust established by either of the Company or a Subsidiary and held for future delivery as described in Section 3.1, the Plan shall be unfunded. Except for reserving a sufficient number of authorized Shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure payment of any grant under the Plan.

24. Laws Governing Plan.

The Plan and all Agreements between the Company and any Grantees shall be construed under and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

25. Captions.

The captions to the several sections hereof are not a part of the Plan, but are merely guides or labels to assist in locating and reading the several sections hereof.

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26. Effective Date.

The effective date of the Plan, as determined by the Board, shall be January 1, 2014.

27. Recoupment Policy Relating to Performance-Based Compensation;

      Other Agreements.

Notwithstanding anything to the contrary contained herein, all Awards or any proceeds therefrom, are subject to the Company’s (or an affiliate of the Company’s) right to reclaim, or require forfeiture of, such payments or other amounts:

(a)	in the event of a financial restatement in accordance with the Company’s Executive Compensation Clawback Policy relating to compensation adopted by the Board, as amended from time to time; or

(b)

in accordance with the terms of any separate agreement, understanding, or arrangement between a Grantee and the Company or any affiliate of the Company, including but not limited to any Agreement, employment agreement, offer letter for initial employment, promotional letter setting forth the terms of a Grantee’s promotion, non-solicitation and/or non-competition agreement, change in control agreement, severance agreement or arrangement, and/or post-employment covenant agreement.

28. Definitions.

Unless the context clearly indicates otherwise, the following terms (or forms thereof), when used in the Plan, shall have the respective meanings set forth below:

(a)

“162(m) Award” means an Option, Share Appreciation Right or Performance Award that is intended to constitute “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

(b)	“Agreement” means the written agreement between the Company and a Grantee evidencing the grant of an Award and setting forth the terms and conditions thereof.

(c)	“Award” means a grant of an Option, a Share Appreciation Right, a Restricted Share Unit, a Performance Share Unit, a Dividend Equivalent Right, or any or all of them.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Cause” means:

i.

in the case of a Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement or change in control agreement between such Grantee and the Company or Subsidiary, which employment agreement or change in control agreement includes a definition of “Cause” (or any similar concept whether or not expressly called “Cause”), for purposes of termination, the term “Cause” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement or change in control agreement during, respectively, the period that such employment agreement remains in effect or such change in control agreement remains in effect following a Change in Control; and

ii.

unless otherwise specified in the Agreement: (A) conviction of any felony or indictable offense (other than one related to a vehicular offense) or other criminal act involving fraud; (B) willful misconduct that results in a material economic detriment to the Company; (C) material violation of Company policies and directives, which is not cured after written notice and an opportunity for cure; (D) continued refusal by the Grantee to perform the Grantee’s duties after written notice identifying the deficiencies and an opportunity for cure; (E) a material violation by the Grantee of any material covenants to the Company and (F) such other actions constituting cause under applicable common law. No action or inaction shall be deemed willful if not demonstrably willful and if taken or not taken by the Grantee in good faith and with the understanding that such action or inaction was not adverse to the best

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interests of the Company. Reference in this definition to the Company shall also include Subsidiaries of the Company, and materiality shall be measured based on the action or inaction and the impact upon the Company taken as a whole.

(f)

“Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

(g)	Except as otherwise provided in an Agreement to comply with Section 409A of the Code, “Change in Control” shall mean the occurrence of:

i.

an acquisition (other than directly from the Company) of any common shares or other voting securities of the Company entitled to vote generally for the election of directors (the “Voting Securities”) by any Person (as the term “person” is used for purposes of Sections 13(d) or 14(d) of the Exchange Act) immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the Company’s then outstanding common shares or the combined voting power of the Company’s then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, common shares or Voting Securities which are acquired in a “Non-Control Acquisition” (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A “Non-Control Acquisition” shall mean an acquisition by: (a) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company, or (B) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a “Subsidiary”), (b) the Company or its Subsidiaries, or (c) any Person in connection with a “Non-Control Transaction” (as hereinafter defined);

ii.

the individuals who, as of January 1, 2014, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the election, or nomination for election by the Company’s common shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Proxy Contest; or

iii.	the consummation of:

A.

a merger, consolidation, amalgamation or reorganization with or into the Company or in which securities of the Company are issued (a “Merger”), unless such Merger is a “Non-Control Transaction.” A “Non-Control Transaction” shall mean a Merger where:

(I)

the shareholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least seventy percent (70%) of the combined voting power of the outstanding voting securities of the corporation resulting from such Merger (the “Surviving Corporation”) in substantially the same proportion as their ownership of the Voting Securities immediately before such Merger;

(II)

the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least two-thirds of the members of the board of directors of the

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Surviving Corporation, or a corporation beneficially directly or indirectly owning a majority of the voting securities of the Surviving Corporation; and

(III)

no Person other than (i) the Company, (ii) any Subsidiary, (iii) any employee benefit plan (or any trust forming a part thereof) that immediately prior to such Merger was maintained by the Company or any Subsidiary, or (iv) any Person who, immediately prior to such Merger had Beneficial Ownership of thirty percent (30%) or more of the Company’s then outstanding common shares or the combined voting power of the Company’s then outstanding Voting Securities, has Beneficial Ownership of thirty percent (30%) or more of the then outstanding common shares of the Surviving Corporation or the combined voting power of the Surviving Corporation’s then outstanding voting securities;

B.	a complete liquidation or dissolution of the Company; or

C.	the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the “Subject Person”) acquired Beneficial Ownership of more than the permitted amount of the then outstanding common shares or Voting Securities as a result of the acquisition of common shares or Voting Securities by the Company which, by reducing the number of common shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of common shares or Voting Securities by the Company, and after such acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional common shares or Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

Subject to Section 409A of the Code, if an Eligible Individual’s employment is terminated by the Company without Cause prior to the date of a Change in Control but the Eligible Individual reasonably demonstrates that the termination: (A) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control, or (B) otherwise arose in connection with, or in anticipation of, a Change in Control which has been threatened or proposed, such termination shall be deemed to have occurred after a Change in Control for purposes of the Plan, provided a Change in Control shall actually have occurred.

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i)

Except as otherwise provided in an Agreement intended to comply with Section 409A of the Code, “Disabled,” with regard to any particular Grantee, shall have the meaning (i) set forth in Section 22(e)(3) of the Code, in the context of determining the period during which Incentive Stock Options granted to a U.S. Grantee remain exercisable following a Grantee’s termination, and (ii) set forth in the Company’s long term disability program applicable to such Grantee in all other contexts or, if no long term disability program is applicable to such Grantee, as set forth in the Company’s long term disability program generally applicable to officers of the Company, further provided that if a Grantee is receiving long term disability benefits under a program applicable to such Grantee as an employee of the Company or a Subsidiary, such Grantee will be deemed to be Disabled.

(j)	“Dividend Equivalent Right” means a right to receive all or some portion of the cash dividends that are or would be payable with respect to Shares.

(k)	“Effective Date” means January 1, 2014.

(l)

“Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Awards subject to the conditions set forth herein: (a) any employee of the Company or a Subsidiary, or (b) any individual to whom the Company or a Subsidiary has extended a formal, written offer of employment.

(m)	“Exchange Act” means the Securities Exchange Act of 1934.

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(n)

“Executive Officer” shall mean an employee of the Company or a Subsidiary designated as an “executive officer” by the Board from time to time or any employee that reports directly to the Chief Executive Officer of the Company.

(o)	“Fair Market Value” of a Share on any relevant date shall mean the closing price for Shares traded on the Toronto Stock Exchange on the Trading Day immediately preceding such date.

(p)

“Good Reason” shall have the meaning given to it in any employment or similar agreement, including but not limited to a change in control agreement between the Grantee and the Company to the extent such an agreement exists, for all purposes under this Plan. If no such agreement exists, or if such agreement does not contain a definition of Good Reason (or any similar concept whether or not expressly called “good reason”), a Grantee shall have Good Reason to terminate the Grantee’s employment with the Company if any of the following occur, without the Grantee’s consent (provided that the Company does not fully cure the effect of such event within thirty (30) days following its receipt of written notice of such event from the Grantee):

i.	a material diminution in the Grantee’s base compensation;

ii.	a material diminution in the Grantee’s authority, duties or responsibilities;

iii.	a material change in the geographic location in which the Grantee must perform services; or

iv.	any other action or inaction that constitutes a material breach by the Company of the agreement under which the Grantee provides services.

Notwithstanding the foregoing, Good Reason shall cease to exist for an event on the ninetieth (90th) day following the later of its occurrence or the Grantee’s knowledge thereof, unless the Grantee has given the Company written notice of such event prior to such date.

(q)	“Grantee” means a person to whom an Award has been granted under the Plan.

(r)	“Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

(s)	“Insider” means an insider who is considered a “reporting insider” under National Instrument 55-104—Insider Reporting Requirements and Exemptions.

(t)	“Nonemployee Director” means a director of the Company who is a “nonemployee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

(u)	“Nonqualified Stock Option” means an Option which is not an Incentive Stock Option.

(v)	“Operating Unit” means any operating unit or division of the Company designated as an Operating Unit by the Committee.

(w)	“Option” means an option to purchase Shares granted in accordance with the Plan, and which may be a Nonqualified Stock Option or an Incentive Stock Option or either of them.

(x)	“Option Price” means the price at which a Share covered by an Option granted hereunder may be purchased.

(y)	“Performance Awards” means Performance Share Units and any other Awards that are, as may be determined by the Committee from time to time, subject to Performance Objectives, or any or all of them.

(z)

“Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary, an Operating Unit and/or an Eligible Individual will be measured.

(aa)	“Performance Objectives” has the meaning set forth in Section 8.3.

Stantec Inc.	103

(bb)	“Performance Share Units” means rights granted to an Eligible Individual under Section 8.1, representing a number of hypothetical Shares.

(cc)	“Plan” means this Stantec Inc. Long Term Incentive Plan, as amended and restated from time to time.

(dd)	“Prior Stock Option Plan” means the Stantec Inc. 1994 Employee Share Option Plan, as amended prior to the Effective Date.

(ee)

“Prior Stock Option Plan Agreement” means a written agreement between the Company and a grantee under the Prior Stock Option Plan evidencing the grant of a Prior Plan Option and setting forth the terms and conditions thereof.

(ff)	“Prior Plan Option” means an option granted under the Prior Stock Option Plan.

(gg)	“Restricted Share Unit” means a right granted to an Eligible Individual under Section 7, representing a number of hypothetical Shares.

(hh)

“Retirement” means in the case of an Eligible Individual, a termination of employment after attaining age 60 with at least ten (10) years of service and other than by (A) death; (B) Disability; (C) for Cause; or (D) a voluntary termination by the Grantee or without Cause termination by the Company, unless the Company and Grantee mutually agree that such termination shall be considered a “Retirement;” provided that if an Award is subject to Section 409A of the Code, a termination of employment must constitute a “separation from service” within the meaning of Section 409A of the Code.

(ii)	“Security Based Compensation Arrangement” has the meaning ascribed to such term in the TSX Company Manual.

(jj)	“Share Appreciation Right” means a right to receive all or some portion of the increase in the value of Shares as provided in Section 5 hereof.

(kk)	“Shares” means common shares in the capital of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

(ll)	“Subsidiary” means any company that is a subsidiary of the Company as defined under the Securities Act (Alberta).

(mm)

“Termination Date” means, in the case of a Grantee whose employment or term of office with the Company or any of its Subsidiaries terminates in the circumstances set out in Sections 9.1, 9.2, 9.3, 9.4, or 9.5, the date on which the Grantee ceases to perform services for the Company or such Subsidiary, as the case may be, without regard to: (i) whether such Grantee continues thereafter to receive any payment from the Company or such Subsidiary, as the case may be, in respect of the termination of such Grantee’s employment, including, without limitation, any continuation of salary or other compensation in lieu of notice of such termination, or (ii) whether or not the Grantee is entitled or claims to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Grantee. To the extent an Award is subject to Section 409A of the Code, “termination” means “separation from service” as defined under Section 409A of the Code.

(nn)	“Trading Day” means any date on which the Toronto Stock Exchange or the New York Stock Exchange, as applicable, is open for the trading of the Shares.

(oo)

“Trading Window” means the period of time within which, if opened, directors, officers and certain employees of the Company and its Subsidiaries are permitted to trade in the Company’s securities, as set out in the Company’s Insider Trading Policies.

(pp)	“U.S. Grantee” means a Grantee who is subject to tax under the Code.

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29. Compliance with Section 409A of the Code.

Notwithstanding anything to the contrary, to the extent that any Award is subject to Section 409A of the Code, the Agreement evidencing such Award shall incorporate the terms and conditions for such Award to avoid the consequences described in Section 409A(a)(1) of the Code, and to the maximum extent permitted under applicable law, the Plan and the Agreement shall be interpreted in a manner that results in their conforming to the requirements of Section 409A of the Code and any Treasury Regulations thereunder. Notwithstanding anything in the Plan or an Agreement to the contrary, an Award that is subject to Section 409A of the Code shall not be settled and distributed to a Grantee on the Termination Date unless the Grantee has incurred a “separation from service” within the meaning of Section 409A of the Code, and such Awards shall be settled and distributed in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan, to the extent a Grantee has been granted an Award that constitutes “deferred compensation” under Section 409A of the Code and such Grantee is a “specified employee” as defined under Section 409A of the Code, no distribution, settlement or payment of any amount shall be made before a date that is six months following the date of such Grantee’s “separation from service” as defined under Section 409A of the Code or, if earlier, the date of the Grantee’s death.

30. Successors and Assigns.

This Plan shall be binding on all successors and assigns of the Company, and, except to the extent limited by the terms of this Plan or any Agreement, to the successors of each Eligible Individual, including, without limitation, the estate of such Eligible Individual, the executor, administrator or trustee of such estate, and the legal guardian or legal representative of such Eligible Individual.

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Schedule C

Activities of the Audit and Risk Committee in 2013

The Audit and Risk Committee met four times in 2013 and in accordance with its charter and internal work plan, accomplished the following:

Financial Reporting

Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial press releases, and Annual Information Form
Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial press releases
Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies
Reviewed with management on a quarterly basis the indicators of impairment to the Company’s goodwill
Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures, and Internal Audit

Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president and CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX
Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA
Reviewed and approved the internal audit plan
Examined the reports of the internal auditor concerning the effectiveness of internal control
Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company
Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

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External Auditors—The Shareholders’ Auditors

Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
Reviewed the external auditor’s annual client services plan
Evaluated the external auditor’s performance
Reviewed and approved proposed external audit fees for the year
Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor
Approved all audit and preapproved all non-audit services provided by the external auditor
Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

Focused on reviewing the risks Stantec faced in 2013 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures
Reviewed significant credit and market risk exposures, industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the board strategy session
Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives
Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and CEO
Completed reviews of management’s risk assessments required for all major acquisitions approved by the board during the year
Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks
Reviewed the impact of the Company’s capital structure on its current and future profitability
Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

Other Matters

Reviewed and revised the Audit and Risk Committee Terms of Reference and work plan
Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct or concerns relating to accounting, internal accounting controls, or auditing matters
Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process
Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

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Schedule D

Activities of the Corporate Governance and Compensation

Committee in 2013

The Corporate Governance and Compensation Committee met eight times in 2013 and, in accordance with its terms of reference and internal work plan, accomplished the following:

Corporate Governance Process Review

Reviewed corporate policies and procedures for each of the following key governance areas:

•	Corporate strategy and strategic planning

•	Annual budgeting

•	Identification of principal business risks and systems for managing such risks

•	CEO and senior management succession planning

•	Corporate communications

•	Corporate internal controls and management information systems

Reviewed all board-approved policies and reported back to the board
Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee
Ensured that each committee reviewed its terms of reference and updated them as required

Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States

Reviewed compliance with senior executive and CEO share ownership requirements

Board of Directors Governance

Determined the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Developed an internal continuing education program for current directors
Conducted the annual board assessment and individual director assessment process
Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
Set the number of directors and the membership of committees for the year for recommendation to the board
Reviewed director compliance with share ownership requirements
Developed a board and board committee chair succession planning framework

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Compensation Matters Specific to the 2014 Compensation Program

Developed a comprehensive updated approach to executive compensation, and implemented that approach effective January 2014
Reviewed the CEO’s compensation package and negotiated a new employment agreement and compensation package effective January 1, 2014
Developed and recommended to the board of directors and shareholders the adoption of the Stantec Long Term Incentive Plan

Other Compensation Matters

Reviewed and approved the CEO’s recommendations for 2013 compensation for the Company’s executive leadership team
Reviewed and approved the issuance of restricted share units to the executive leadership team
Reviewed and approved the 2013 option grant to the eligible participants
Reviewed the adequacy and form of compensation of directors, and made recommendations back to the board
Reviewed the compensation policy for outside directors and confirmed the deferred share units to be issued
Conducted a request for proposal and engagement process to retain an independent compensation consultant

Performance Review and Succession Planning

Developed annual performance objectives for the CEO for 2014
Reviewed the performance of the CEO on a quarterly basis against his 2013 objectives in a session conducted in camera with the CEO
Reviewed the CEO succession planning measures and developed both an emergency plan and a strategic long-term plan for CEO succession
Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

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Schedule E

Stantec Employee Share Option Plan Information

The following description of the Stantec employee share option plan includes references to the board. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority and as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board, including the vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board establishes the exercise price for options when they are issued, which in all cases, cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option that is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10% of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10% of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5% of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5% of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or as an incentive mechanism.

If the number of issued and outstanding Stantec common shares changes due to a stock dividend, split, consolidation, or other corporate change, the board will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option held ceases to be exercisable 30 days after he or she becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are assignable only when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were, by their terms, exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. If the term of an option expires within a blackout period or within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board.

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Shareholder approval is required for employee share option plan amendments that concern the following:

1	Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

2	A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

3	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

4	An extension of the term of an option held by or benefiting an insider

5	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

6	The addition of any form of financial assistance

7	Any amendment to a financial assistance provision that is more favorable than the existing plan to participants of the employee share option plan

8	The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

9	The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

10	Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The board may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

1	Amendments of a housekeeping nature

2	A change to the vesting provisions of an option or the employee share option plan

3	A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

4	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

Refer to the Stantec Long-Term Incentive Plan section of this circular for a description of the new Stantec Long-Term Incentive Plan (the Stantec LTIP) being recommended by our board for approval by shareholders. Further, the board has approved and has recommended to shareholders for ratification a grant of 401,963 stock options to certain Company employees effective March 4, 2014, to be governed by the terms of the Stantec Long-Term Incentive Plan (the 2014 Option Grant). If approved at the meeting, then the Stantec Long-Term Incentive Plan will be effective as of the date that shareholder approval is obtained, and will govern the terms of the 2014 Option Grant and all awards granted following that effective date. The terms of the employee share option plan will continue to govern awards granted before the effective date of the Stantec Long-Term Incentive Plan, other than the 2014 Option Grant.

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Locations

Canada

Calgary, Alberta

Edmonton, Alberta

Fort McMurray, Alberta

Grande Prairie, Alberta

Lethbridge, Alberta

Medicine Hat, Alberta

Red Deer, Alberta

Burnaby, British Columbia

Kamloops, British Columbia

Kelowna, British Columbia

Quesnel, British Columbia

Sidney, British Columbia

Surrey, British Columbia

Terrace, British Columbia

Vancouver, British Columbia

Victoria, British Columbia

Winnipeg, Manitoba

Corner Brook,

Newfoundland & Labrador

Happy Valley-Goose Bay,

Newfoundland & Labrador

Labrador City,

Newfoundland & Labrador

St. John’s,

Newfoundland & Labrador

Fredericton, New Brunswick

Moncton, New Brunswick

Saint John, New Brunswick

Yellowknife, Northwest Territories

Halifax, Nova Scotia

Sydney, Nova Scotia

Iqaluit, Nunavut

Barrie, Ontario

Guelph, Ontario

Hamilton, Ontario

Kitchener, Ontario

London, Ontario

Markham, Ontario

Mississauga, Ontario

North Bay, Ontario

Ottawa, Ontario

Sudbury, Ontario

Toronto, Ontario

Windsor, Ontario

Charlottetown,

Prince Edward Island

Montreal, Quebec

Regina, Saskatchewan

Saskatoon, Saskatchewan

United States

Whitehorse, Yukon

United States

Birmingham, Alabama

Phoenix, Arizona

Tempe, Arizona

Tucson, Arizona

Bakersfield, California

Fresno, California

Irvine, California

Los Angeles, California

Los Gatos, California

Modesto, California

Petaluma, California

Redlands, California

Rocklin, California

Sacramento, California

San Diego, California

San Francisco, California

San Luis Obispo, California

Sherman Oaks, California

Thousand Oaks, California

Walnut Creek, California

Boulder, Colorado

Denver, Colorado

Fort Collins, Colorado

Hamden, Connecticut

Hartford, Connecticut

Washington, District of Columbia

Boca Raton, Florida

Bonifay, Florida

Coral Gables, Florida

Fort Myers, Florida

Jacksonville, Florida

Naples, Florida

Orlando, Florida

Panama City, Florida

Port Charlotte, Florida

Sarasota, Florida

Tallahassee, Florida

Tampa, Florida

West Palm Beach, Florida

Duluth, Georgia

Macon, Georgia

Chicago, Illinois

Lombard, Illinois

Springfield, Illinois

Indianapolis, Indiana

Waterloo, Iowa

Kansas City, Kansas

Lexington, Kentucky

Louisville, Kentucky

Baton Rouge, Louisiana

New Orleans, Louisiana

West Monroe, Louisiana

Scarborough, Maine

Topsham, Maine

Baltimore, Maryland

Germantown, Maryland

Laurel, Maryland

Boston, Massachusetts

Northampton, Massachusetts

Westford, Massachusetts

Ann Arbor, Michigan

Detroit, Michigan

Lansing, Michigan

Rochester, Minnesota

St. Cloud, Minnesota

St. Paul, Minnesota

Jackson, Mississippi

Vicksburg, Mississippi

St. Louis, Missouri

Las Vegas, Nevada

Reno, Nevada

Auburn, New Hampshire

Mount Laurel, New Jersey

Rochelle Park, New Jersey

Toms River, New Jersey

Albany, New York

Binghamton, New York

Buffalo, New York

Elmira, New York

Hauppauge, New York

New York, New York

Rochester, New York

Charlotte, North Carolina

Raleigh, North Carolina

Winston-Salem, North Carolina

Bismark, North Dakota

Fargo, North Dakota

Minot, North Dakota

Canton, Ohio

Cincinnati, Ohio

Cleveland, Ohio

Columbus, Ohio

Logan, Ohio

Sylvania, Ohio

Toledo, Ohio

Portland, Oregon

Butler, Pennsylvania

Mechanicsburg, Pennsylvania

Philadelphia, Pennsylvania

Pittsburgh, Pennsylvania

Plymouth Meeting, Pennsylvania

Royersford, Pennsylvania

State College, Pennsylvania

Washington, Pennsylvania

West Chester, Pennsylvania

Guaynabo, Puerto Rico

Charleston, South Carolina

Chattanooga, Tennessee

Nashville, Tennessee

Arlington, Texas

Dallas, Texas

Houston, Texas

Salt Lake City, Utah

South Burlington, Vermont

Fairfax, Virginia

Fredericksburg, Virginia

Glen Allen, Virginia

Richmond, Virginia

Williamsburg, Virginia

Bellevue, Washington

Seattle, Washington

Buckhannon, West Virginia

Charleston, West Virginia

Fairmont, West Virginia

Green Bay, Wisconsin

Madison, Wisconsin

Milwaukee, Wisconsin

International

St. Michael, Barbados

Ahmedabad, India

Doha, Qatar

Dammam, Saudi Arabia

Abu Dhabi, United Arab Emirates

Dubai, United Arab Emirates

London, United Kingdom

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